ARTRA GROUP Incorporated
                      Supplement dated December 17, 1998 to
                        Prospectus dated October 23, 1997


Set forth in this Supplement is certain information included in the Quarterly Report on Form 10-Q for the quarter ended September 30, 1998 of ARTRA GROUP Incorporated ("ARTRA" or the "Company"), including (i) Management's Discussion and Analysis of Financial Condition and Results of Operation (page 2), and (ii) financial statements for the Company as listed on page 11. Additionally, set forth in this Supplement is certain pro forma information included in the Company's Current Report on Form 8-K dated November 25, 1998 which reflects the effect on the Company's financial statements of the November 20, 1998 sale of the business assets, subject to the buyer's assumption of certain liabilities, of the Company's wholly-owned subsidiary, Bagcraft Corporation of America subsidiary. Capitalized terms not defined herein shall have the meanings set forth in the Prospectus, as supplemented to date.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS





The following discussion supplements the information found in the financial statements and related notes:


         Results of Operations

The Company, through its wholly-owned Bagcraft subsidiary, currently operates in one industry segment as a manufacturer of packaging products principally serving the food industry. Bagcraft sells its products to its customers through its direct sales force and through independent brokers. On a very limited basis certain customers may be offered extended payment terms beyond 30 days depending upon prevailing trade practices and financial strength.

The following table presents, as a percentage of net sales, operating expenses and other income (expense) included the Company's earnings (loss) before extraordinary credit for the three and nine month periods ended September 30, 1998 and September 25, 1997.

                                                      Three Months Ended   Nine Months Ended
                                                      ------------------   -----------------
                                                      Sept. 30, Sept. 25,  Sept. 30, Sept.25,
                                                         1998     1997        1998     1997
                                                        -----    -----       -----    -----

 Net sales                                              100.0%   100.0%      100.0%   100.0%
                                                        -----    -----       -----    -----

 Costs and expenses:
    Cost of goods sold,
      exclusive of depreciation and amortization         80.8%    81.6%       81.5%    80.5%
    Selling, general and administrative                  11.6%    12.9%       12.3%    13.2%
    Depreciation and amortization
                                                          2.5%     3.4%        2.4%     3.5%
                                                        -----    -----       -----    -----
                                                         94.9%    97.9%       96.2%    97.2%
                                                        -----    -----       -----    -----

 Operating earnings                                       5.1%     2.1%        3.8%     2.8%
                                                        -----    -----       -----    -----

 Other income (expense):
    Interest expense                                     -5.0%    -7.8%       -5.4%    -7.2%
    Amortization of debt discount                         -.5%    -2.1%        -.5%    -2.2%
    Realized gain on disposal of
      available-for-sale securities                        -        .4%         .3%      .4%
    Other income (expense), net                            .2%      .2%        -.1%      .3%
                                                        -----    -----       -----    -----
                                                         -5.3%    -9.3%       -5.7%     8.7%
                                                        -----    -----       -----    -----

 Loss before income taxes and minority interest           -.2%    -7.2%       -1.9%    -5.9%
 Provision for income taxes                                -        .6%         -        .2%
 Minority interest                                        -.4%     -.2%        -.4%     -.8%
                                                        -----    -----       -----    -----
Loss before extraordinary credit                          -.6%    -6.8%       -2.3%    -6.5%
                                                        =====    =====       =====    =====


Three Months Ended September 30, 1998 vs. Three Months Ended September 25, 1997

Net sales of $31,452,000 for the three months ended September 30, 1998 were $873,000, or 2.7%, lower than net sales for the three months ended September 25, 1997. Decreased 1998 microwave/international sales were partially offset by increased food service sales. The 1998 decrease in microwave/international sales was primarily attributable to a major customer's decision to self-manufacture these products. The 1998 increase in food service sales is attributable to a combination of new business and increased promotional activity.

The Company's cost of sales of $25,418,000 for the three months ended September 30, 1998 decreased $967,000 as compared to the three months ended September 25, 1997. Cost of sales for the three months ended September 30, 1998 was 80.8% of net sales compared to a cost of sales percentage of 81.6% for the three months ended September 25, 1997. The 1998 decrease in cost of sales is principally attributable to the decrease in sales volume. The 1998 decrease in cost of sales percentage is principally attributable to a more favorable sales mix.

Selling, general and administrative expenses were $3,640,000 for the three months ended September 30, 1998 as compared to $4,173,000 for the three months ended September 25, 1997. Selling, general and administrative expenses were 11.6% of net sales for the three months ended September 30, 1998 as compared to 12.9% of net sales for the three months September 25, 1997. The 1998 decrease in selling, general and administrative expenses is principally attributable to professional fees incurred in connection with certain 1997 litigation.

Depreciation and amortization expense was $778,000 for the three months ended September 30, 1998 as compared to $1,110,000 for the three months ended September 25, 1997. Depreciation and amortization expense was 2.5% of net sales for the three months ended September 25, 1997 as compared to 3.4% of net sales for the three months ended September 25, 1997. The 1998 decrease in depreciation and amortization is primarily attributable to the completion of the amortization period in 1997 of certain assets attributable to the 1990 acquisition of the Bagcraft subsidiary.

The Company had operating earnings in the three months ended September 30, 1998 of $1,616,000 as compared to operating earnings of $657,000 in the three months ended September 25, 1997. The 1998 increase in operating earnings is attributable to the decrease in selling, general and administrative expenses and depreciation and amortization expense as noted above.

Interest expense for the three months ended September 30, 1998 decreased $953,000 as compared to the three months September 25, 1997. The 1998 decrease is principally attributable to fees and related costs associated with certain 1997 debt facilities.

Amortization of debt discount was $164,000 for the three months ended September 30, 1998 as compared to $675,000 for the three months ended September 25, 1997. The 1998 decrease is attributable to the February 1998 amendment and restatement of Bagcraft's Credit Agreement.

No income tax benefit was recognized in connection with the Company's 1998 and 1997 pre-tax losses due to the Company's tax loss carryforwards and the uncertainty of future taxable income.


Nine Months Ended September 30, 1998 vs. Nine Months Ended September 25, 1997

Net sales of $94,717,000 for the nine months ended September 30, 1998 were $2,118,000, or 2.3%, higher than net sales for the nine months ended September 25, 1997. A 1998 increase in food service sales, due to a combination of new business and increased promotional activity, was partially offset by decreased microwave/international sales. The 1998 decrease in microwave/international sales was primarily attributable to a major customer's decision to self-manufacture these products.

The Company's cost of sales of $77,212,000 for the nine months ended September 30, 1998 increased $2,714,000 as compared to the nine months ended September 25, 1997. Cost of sales for the nine months ended September 30, 1998 was 81.5% of net sales compared to a cost of sales percentage of 80.5% for the nine months ended September 25, 1997. The 1998 increase in cost of sales is principally attributable to an increase in sales volume. The 1998 increase in cost of sales percentage is net sales competitive market conditions and certain 1998 plant consolidation costs.

Selling, general and administrative expenses were $11,644,000 for the nine months ended September 30, 1998 as compared to $12,205,000 for the nine months ended September 25, 1997. Selling, general and administrative expenses were 12.3% of net sales for the nine months ended September 30, 1998 as compared to 13.2% of net sales for the nine months September 25, 1997. The 1998 decrease in selling, general and administrative expenses is principally attributable to professional fees incurred in connection with certain 1997 litigation.

Depreciation and amortization expense was $2,319,000 for the nine months ended September 30, 1998 as compared to $3,262,000 for the nine months ended September 25, 1997. Depreciation and amortization expense was 2.4 % of net sales for the nine months ended September 25, 1997 as compared to 3.5% of net sales for the nine months ended September 25, 1997. The 1998 decrease in depreciation and amortization is primarily attributable to the completion of the amortization period in 1997 of certain assets attributable to the 1990 acquisition of the Bagcraft subsidiary.

The Company had operating earnings in the nine months ended September 30, 1998 of $3,542,000 as compared to operating earnings of $2,634,000 in the nine months ended September 25, 1997. The 1998 increase in operating earnings is attributable to the decrease in selling, general and administrative expenses and depreciation and amortization expense as noted above.

Interest expense for the nine months ended September 30, 1998 decreased $1,580,000 as compared to the nine months September 25, 1997. The 1998 decrease is principally attributable to fees and related costs associated with certain 1997 debt facilities.

Amortization of debt discount was $493,000 for the nine months ended September 30, 1998 as compared to $2,026,000 for the nine months ended September 25, 1997. The 1998 decrease is attributable to the February 1998 amendment and restatement of Bagcraft's Credit Agreement.

No income tax benefit was recognized in connection with the Company's 1998 and 1997 pre-tax losses due to the Company's tax loss carryforwards and the uncertainty of future taxable income.



Liquidity and Capital Resources

         Cash and Cash Equivalents and Working Capital

Cash and cash equivalents decreased $5,831,000 during the nine months ended September 30, 1998. The 1998 decrease in cash is principally attributable to a net decrease in long-term borrowings, the repurchase of common stock issued to pay down short-term notes and the redemption of detachable put options.

The Company's consolidated working capital deficiency increased $4,041,000 to $4,476,000 during the nine months ended September 30, 1998. The increase in working capital deficiency is principally attributable to unrealized depreciation of available-for-sale securities (COMFORCE common stock) .



         Status of Debt Agreements and Operating Plan

ARTRA Corporate

At September 30, 1998 the Company's corporate entity had outstanding short-term indebtedness of $15,333,000 as discussed below.

         Promissory Notes

         1998 Private Placement

In January  1998,  ARTRA  commenced a private  placement  of  $5,975,000  of 12%
promissory notes due January 14, 1999. As additional consideration the noteholders received warrants to purchase an aggregate of 119,500 ARTRA common shares at a price of $3.00 per share, as amended. The warrants expire January 14, 2000. The warrantholders have the right to put these warrants back to ARTRA at any time during a six-month period commencing in January 1999 and ending in July 1999, at a price of $1.50 per share. The cost of this obligation ($179,250 if all warrants are put back to the Company) was accrued in the Company's financial statements as a charge to interest expense. In the event of a default, as defined in the note agreements, the promissory notes will bear interest at 37%. The proceeds from the private placement were used principally to pay down other debt obligations.


         1997 Private Placements

In December 1997, ARTRA completed private placements of $5,375,000 of 12% promissory notes due in December 1998. As additional consideration the noteholders received warrants to purchase an aggregate of 107,500 ARTRA common shares at a price of $3.00 per share. The warrants expire in November and December 1999. The warrantholders have the right to put these warrants back to ARTRA at any time during a period commencing in December 1998 and ending in May 1999, at a price of $1.50 per share. The cost of this obligation ($161,250 if all warrants are put back to the Company) was accrued in the Company's financial statements as a charge to interest expense. In the event of a default, as defined in the note agreements, the promissory notes will bear interest at 37%. The proceeds from the private placement were used principally to pay down other debt obligations.

In July 1997, ARTRA completed private placements of $7,475,000 of 12% promissory notes due in January 1998. As additional consideration the noteholders received warrants to purchase an aggregate of 199,311 ARTRA common shares at a price of $3.75 per share. The warrants expire in August 1999. The warrantholders have the right to put these warrants back to ARTRA at any time during a period commencing in January 1998 and ending in August 1999, at a price of $3.00 per share. The cost of this obligation ($598,000 if all warrants are put back to the Company) was amortized in the Company's financial statements as a charge to interest expense over the period July 1997 (the date of the private placement) through January 1998 (the scheduled maturity date of the notes). The proceeds from the July 1997 private placement were advanced to Peter R. Harvey as discussed in
Note 12 to the condensed consolidated financial statements.

The July 1997 private placement notes were repaid and /or refinanced with proceeds of the January 1998 private placement of 12% notes and with proceeds from the litigation settlement discussed in Note 11 to the condensed consolidated financial statements.

The January 1998 and December 1997 private placement notes are collateralized by 900,000 shares of COMFORCE common stock owned by the Company's Fill-Mor subsidiary and by ARTRA's interest in all of the common stock of BCA (the parent of Bagcraft).


         Amounts Due To Related Parties

At September 30, 1998, ARTRA had outstanding advances from its president,  Peter
R. Harvey totaling $203,000. The advances bear interest at 8.5%. For a description of other transactions with Mr. Harvey see discussion below.

At December 26, 1996, ARTRA had outstanding borrowings of $500,000 from an outside director of the Company evidenced by a short-term note bearing interest at 10%. As additional compensation for the loan and a December 1996 extension, the director received five year warrants to purchase an aggregate of 50,000 ARTRA common shares at a prices ranging from $5.00 to $5.875 per share. The proceeds of the loan were used for working capital.

In January 1997, ARTRA borrowed an additional $300,000 from this director evidenced by a short-term note, due December 23, 1997, bearing interest at 8%. As additional compensation for the loan, the director received a warrant, expiring in 2002, to purchase 25,000 ARTRA common shares at a price of $5.75 per share.

In March 1997, ARTRA borrowed an additional $1,000,000 from this director evidenced by a short-term note, due May 26, 1997, bearing interest at 12%. As additional compensation, the lender received an option to purchase 25,000 shares of COMFORCE common stock, owned by the Company's Fill-Mor subsidiary, at a price of $4.00 per share. The proceeds from this loan were used in part to repay certain ARTRA debt obligations.

In April 1997, ARTRA borrowed $5,000,000 from the above director evidenced by a note, due April 20, 1998, bearing interest at 10%. As additional compensation, the director received a warrant to purchase 333,333 ARTRA common shares at a price of $5.00 per share. The director has the right to put this warrant back to ARTRA at any time during the period April 21, 1998 to April 20, 2000, for a total purchase price of $1,000,000. The cost of this obligation was amortized in the Company's financial statements as a charge to interest expense over the period April 21, 1997 (the date of the loan) through April 21, 1998 (the date the warrantholder has the right to put the warrant back to ARTRA). The proceeds from this loan were used to repay $1,800,000 of prior borrowings from this director and pay down other ARTRA debt obligations.

In June 1997, ARTRA borrowed an additional $1,000,000 from the above director evidenced by a note, due December 10, 1997, bearing interest at 12%. As additional compensation, the director received a warrant to purchase 40,000 ARTRA common shares at a price of $5.00 per share. The warrantholder has the right to put this warrant back to ARTRA at any time during the period December 10, 1997 to June 10, 1999, for a total purchase price of $80,000. The cost of this obligation was amortized in the Company's financial statements as a charge to interest expense over the period June 10, 1997 (the date of the loan) through December 10, 1997 (the date the warrantholder has the right to put the warrant back to ARTRA). The proceeds from this loan were used to pay down other ARTRA debt obligations.

In July 1997, borrowings from this lender were reduced to $3,000,000 with proceeds advanced to ARTRA from a Bagcraft term loan as discussed in Note 7. In December 1997 borrowings from this lender were reduced to $2,000,000 with proceeds from other short-term borrowings.

In April 1998, the $2,000,000 in outstanding borrowings from the above director was extended by a new note, currently due on demand, bearing interest at 10%. As additional compensation, the director received a warrant to purchase 50,000 ARTRA common shares at a price of $3.25 per share.

In August 1998, ARTRA borrowed an additional $500,000 from the above director evidenced by a note, due December 20, 1998, bearing interest at 15%. As additional compensation, the director received a warrant to purchase 20,000 ARTRA common shares at a price of $3.94 per share.

The borrowings from this director are collaterallized by a secondary interest in all of the common stock of BCA (the parent of Bagcraft).


         Other

At September 30, 1998 and December 31, 1997, ARTRA also had outstanding short-term borrowings from other unrelated parties aggregating $251,000 and $601,000, with interest rates varying between 10 % and 12%.

In April 1998 the Company and its Fill-Mor subsidiary entered into a margin loan agreement with a financial institution which provided for borrowings of $1,000,000, with interest at 8.5%. Borrowings under the loan agreement are collateralized by 490,000 shares of COMFORCE common stock owned by the Company's Fill-Mor subsidiary. The proceeds of the loan were used for working capital.

In October 1997 a lender agreed to accept 357,720 ARTRA common shares in payment of the principal amount of approximately $1,500,000 due on certain demand notes. In January 1998 the lender returned the 357,720 ARTRA common shares to the Company for cash consideration of approximately $1,500,000.


         Advances to Peter R. Harvey

As discussed in Note 12 to the Company's condensed consolidated financial statements, ARTRA had total advances due from its president, Peter R. Harvey, of which $18,226,000 remained outstanding at December 31, 1997, before the offset of such advances as discussed below. A $7,500,000 July 1997 advance, as discussed below, provided for interest at 12%. The remaining advances of $10,726,000 at December 31, 1997 provided for interest at the prime rate plus 2% (10.5% at December 31, 1997). This receivable from Peter R. Harvey had been classified as a reduction of common shareholders' equity.

Commencing January 1, 1993 to date, interest on the advances to Peter R. Harvey had been accrued and fully reserved.

In July 1997, ARTRA advanced an additional $7,500,000 to Peter R. Harvey. Mr. Harvey provided ARTRA with additional collateral for his advances consisting of
652.285 shares of ARTRA redeemable preferred stock (a 18.2% interest at December 31, 1997), 1,784.02 shares of BCA Series A redeemable preferred stock (a 51.6% interest at December 31, 1997) and 6,488.8 shares of BCA Series B redeemable preferred stock (a 82.7% interest at December 31, 1997). These ARTRA and BCA redeemable preferred shares were pledged by ARTRA as partial collateral for the July 1997 private placement of ARTRA promissory notes that funded the advance to Mr. Harvey. As of December 31, 1997, this additional collateral had a carrying value in ARTRA's consolidated balance sheet of approximately $11,200,000. The advances were funded with the proceeds from the July 1997 private placement of ARTRA notes as discussed in Note 6.

As collateral for amounts due from Peter R. Harvey, in prior years the Company had received the pledge of 1,523 shares of ARTRA redeemable preferred stock (a 42.5% interest at December 31, 1997, with a carrying value in ARTRA's consolidated balance sheet of approximately $2,000,000) which are owned by Mr. Harvey. In addition, Mr. Harvey had pledged a 25% interest in Industrial Communication Company (a private company). Such interest was valued by Mr. Harvey at $800,000 to $1,000,000. During 1995, Peter R. Harvey entered into a pledge agreement with ARTRA whereby Mr. Harvey pledged additional collateral consisting of 42,067 shares of ARTRA common stock and 707,281 shares of Pure Tech International, Inc., a publicly traded corporation. Per terms of a February 1996 discharge of bank indebtedness, ARTRA received additional collateral from Mr. Harvey consisting of a $2,150,000 security interest in certain real estate, subordinated to the bank's $850,000 security interest in this real estate. In March 1997, the bank sold its interest in Mr. Harvey's note and the related collateral to a private investor. ARTRA retained its $2,150,000 security interest the real estate, subordinated to the noteholder's $850,000 security interest in this real estate.

Peter R. Harvey had received only nominal compensation for his services as an officer or director of ARTRA or any of its subsidiaries for the period October 1990 through December 1997. Additionally, Mr. Harvey had agreed not to accept any compensation for his services as an officer or director of ARTRA or any of its subsidiaries until his obligations to ARTRA, described above, were fully satisfied. Additionally, since December 31, 1986, Peter R. Harvey has guaranteed in excess of $100,000,000 of ARTRA obligations to private and institutional lenders, and has also incurred significant expenses on behalf of ARTRA in defending ARTRA against certain litigation.

In March 1998, ARTRA's Board of Directors ratified a proposal to settle Mr. Harvey's advances as follows:

          Effective December 31, 1997, Mr. Harvey's net advances from ARTRA were offset by $2,816,000 ($5,605,000 net of interest accrued and reserved for the period 1993 - 1997) to $12,621,000. This offset of Mr. Harvey's advances represented a combination of compensation for prior year guarantees of ARTRA obligations to private and institutional lenders, compensation in excess of the nominal amounts Mr. Harvey received for the years 1995 - 1997 and reimbursement for expenses incurred to defend ARTRA against certain litigation.

          Effective January 31, 1998, Mr. Harvey's remaining advances totaling $12,787,000 were paid with consideration consisting of certain ARTRA/BCA preferred stock held by Mr. Harvey as discussed in Note 12 to the condensed consolidated financial statements.


         Redeemable Preferred Stock

As discussed in Note 8 to the condensed consolidated financial statements, ARTRA, Bagcraft and Bagcraft's parent BCA have various redeemable preferred stock issues with an aggregate carrying value of $9,403,000 at September 30, 1998. Redeemable preferred stock issues with an aggregate carrying value of $4,481,000 at September 30, 1998 matured in 1997. The Bagcraft redeemable preferred stock, with a carrying value of $2,212,000 at September 30, 1998, was payable in June 1997. The BCA Series B redeemable preferred stock, with a carrying value of $2,269,000 at September 30, 1998, was also payable in June 1997. ARTRA does not have available funds to satisfy this obligation in its entirety. The Company is currently negotiating with the redeemable preferred shareholders to restructure or extend the maturity date of this obligation.

As discussed in Note 12 to the condensed consolidated financial statements and above, effective January 31, 1998, Peter R. Harvey exchanged certain ARTRA/BCA preferred stock to retire advances from ARTRA totaling $12,787,000.

         Going Concern

The Company has suffered recurring losses from operations and has a net capital deficiency. As a result of these factors, the Company has experienced difficulty in obtaining adequate financing to replace certain current credit arrangements and to fund its debt service and to satisfy liquidity requirements. Due to its limited ability to receive operating funds from its operating subsidiaries, ARTRA historically has met its operating expenditures with funds generated by such alternative sources as private placements of ARTRA common stock and notes, sales of ARTRA common stock with put options, loans from officers/directors and private investors, as well as through sales of assets and/or other equity infusions. ARTRA plans to continue to seek such alternative sources of funds to meet its future operating expenditures.

ARTRA does not currently have available funds to repay amounts due under various loan arrangements, principally with private investors. As a result, the Company will continue to have significant levels of indebtedness in the future. The level of indebtedness may affect the rate at which or the ability of ARTRA to effectuate the refinancing or restructuring of debt when it matures. If ARTRA is unable to meet its future operating expenditures and its debt obligations as they mature, ARTRA may be forced to liquidate its assets.

As discussed in Note 2 to the condensed consolidated financial statements, effective August 26, 1998, ARTRA and its wholly-owned BCA subsidiary entered into an agreement, as amended, to sell the business assets, subject to the buyer's assumption of certain liabilities, of BCA's wholly-owned Bagcraft subsidiary. Upon consummation of the transaction ARTRA and BCA will receive gross cash proceeds of $84,000,000 for the net business assets of Bagcraft and an additional $5,000,000 in cash proceeds as consideration for a Non-Competition Agreement. A substantial portion of the cash proceeds received will be used to retire or otherwise settle certain Bagcraft debt obligations, including, but not limited to Bagcraft's credit agreement as discussed in Note 7 to the condensed consolidated financial statements. The Company anticipates the net proceeds from the sale available to ARTRA, after the disposition of certain Bagcraft obligations noted above will be used to reduce ARTRA debt obligations and to acquire or participate in new business opportunities. Consummation of the transaction is subject to certain conditions, including approval of ARTRA's shareholders at its Annual Meeting on November 16, 1998, regulatory approval and buyer obtaining satisfactory financing.

ARTRA's corporate entity has no material commitments for capital expenditures.


         Bagcraft

Bagcraft entered into a credit agreement, dated as of December 17, 1993 (the "Credit Agreement") that initially provided for a revolving credit loan and two separate term loans.

In December 1996, the Credit Agreement was amended and restated whereby, among other things, the maturity date of the Credit Agreement was extended to September 30, 2002 and certain loan covenants were amended. Term Loan A and Term Loan B, as previously defined in the Credit Agreement were consolidated into a new $20,000,000 term loan with interest at the lender's index rate plus .25%. Principal payments under the term loan were modified to provide for annual principal payments (payable in quarterly installments) in the amount of $2,000,000 in 1997 through 1999; $3,000,000 in 2000 and 2001; and $8,000,000 in
2002. The amended and restated Credit Agreement reduced the interest on the revolving credit loan to the lender's index rate and also provided for a $3,000,000 capital expenditures line of credit with interest at the lender's index rate plus .25%.

The amount available to Bagcraft under the revolving credit loan is subject to a borrowing base, as defined in the Credit Agreement, up to a maximum of $18,000,000. At September 30, 1998 and December 31, 1997, approximately $7,150,000 and $4,400,000, respectively, was available and unused by Bagcraft under the revolving credit loan. Borrowings under the revolving credit loan are payable upon maturity of the Credit Agreement, unless accelerated under terms of the Credit Agreement. At September 30, 1998 and December 31, 1997, the interest rate on the revolving credit loan was 8.5%.

Borrowings under the Credit Agreement are collateralized by the common stock and substantially all of the assets of Bagcraft. The Credit Agreement, as amended, contains various restrictive covenants, that among other restrictions, require Bagcraft to maintain minimum levels of tangible net worth and liquidity levels, and limit future capital expenditures and restricts additional loans, dividend payments and payments to related parties. In addition, the Credit Agreement prohibits changes in ownership of Bagcraft. At September 30, 1998 Bagcraft was in compliance with the provisions of its Credit Agreement.

Effective May 5, 1997, the Credit Agreement was amended to provide for a $5,000,000 term loan (Term Loan B) with interest at the lender's index rate plus
 .75%. The proceeds of Term Loan B were advanced to ARTRA under terms of an intercompany note payable to Bagcraft. ARTRA used the proceeds of this loan to repay certain ARTRA debt obligations.

Effective July 17, 1997, the Credit Agreement was amended to provide for a $7,500,000 term loan (Term Loan C) with interest at the lender's index rate plus 1%. The proceeds of Term Loan C were advanced to ARTRA under terms of an intercompany note payable to.
ARTRA used the proceeds of this loan to repay certain ARTRA debt obligations.

Effective February 27, 1998, the Credit Agreement was amended and restated whereby, among other things, certain loan covenants were amended and payments under the Term Loans were modified to provide for annual principal payments (payable in quarterly installments) as follows:

         Term Loan A - $1,200,000  in 1998;  $1,800,000  in 1999;  $5,500,000 in
                       2000 and 2001; and $6,000,000 in 2002.
         Term Loan B - $50,000 in 1998 - 2002; and $4,750,000 in 2002.
         Term Loan C - $75,000 in 1998 - 2003; and $7,050,000 in 2004.


Amounts outstanding under the Credit Agreement were reflected in current maturities and long-term debt at December 31, 1997 according to terms of these amended maturities.

As additional compensation for borrowings under the Credit Agreement, in December 1993, the lender received a detachable warrant ("Warrant"), originally expiring in December 1998, allowing the holder to purchase up to 10% of the fully diluted common equity of Bagcraft at a nominal value. The determination of the repurchase price of the Warrant is to be based on the Warrant's pro rata share of the highest of book value, appraised value or market value of Bagcraft. In connection with the February 1, 1996 amendment to the Credit Agreement, the warrant agreement was amended to permit the holder to purchase 13% of the fully diluted common equity of Bagcraft at the original nominal purchase price and to extend the expiration date to December 17, 1999. In January 1997, in accordance with the December 1996 amendment to the Credit Agreement, Bagcraft repurchased 50% of the Warrant (6.5% of the fully diluted common equity of Bagcraft) for $1,500,000. The warrant has been subsequently amended, most recently in accordance with the February 27, 1998 amendment to the Credit Agreement, to permit the holder to purchase 13% of the fully diluted common equity of Bagcraft at the original nominal purchase price and to extend the warrant's expiration date to February 27, 2003. Under certain conditions Bagcraft is required to repurchase the Warrant from the lender.

In March 1994 Bagcraft and the City of Baxter Springs, Kansas completed a $12,500,000 financing package associated with the construction of a new 265,000 sq. ft. production facility in Baxter Springs, Kansas. The financing package, funded by a combination of Federal, state and local funds, consists of the following loan agreements payable by Bagcraft directly to the City of Baxter
Springs:

         A $7,000,000 promissory note payable in ten installments of $700,000 due annually on July 21 of each year beginning in 1995 through maturity on July 21, 2004. Interest, at varying rates from 4.6% to 6.6%, is payable semi-annually. At September 30, 1998 and December 31, 1997, Bagcraft had outstanding borrowings of $4,200,000 and $4,900,000, respectively, under this loan agreement.

         A  $5,000,000   subordinated   promissory   note  payable  as  follows:
         $2,425,000  due  June  30,  1998;  and  $2,425,000  due  in  1999.  The
         subordinated promissory note is non-interest bearing, subject to certain repayment provisions as defined in the agreement (as amended). At September 30, 1998 and December 31, 1997, Bagcraft had outstanding borrowings of $2,425,000 and $4,850,000, respectively, under this loan agreement.

         Two separate $250,000 subordinated promissory notes payable in varying installments through January 20, 2025. The subordinated promissory notes are non-interest bearing, subject to certain repayment provisions as defined in the agreement. At September 30, 1998 and December 31, 1997, Bagcraft had outstanding borrowings of $209,000 and $218,000, respectively, under this loan agreement.

Borrowings under the above loan agreements are collateralized by a first lien on the land and building at the Baxter Springs, Kansas production facility and by a second lien on certain machinery and equipment. Under certain circumstances, repayment of the borrowings under the above loan agreements is subordinated to the repayment of obligations under Bagcraft's Credit Agreement.

The common stock and virtually all the assets of the Company and its Bagcraft subsidiary have been pledged as collateral for borrowings under various loan agreements. Under certain debt agreements the Company is limited in the amounts it can withdraw from its operating subsidiaries.


         Investment in COMFORCE Corporation

ARTRA, along with its wholly owned Fill-Mor subsidiary, owns a significant minority interest in COMFORCE Corporation ("COMFORCE"), consisting of 1,525,000 shares or approximately 10% of the outstanding common stock of COMFORCE as of September 30, 1998 with an aggregate value as of that date of $8,581,000.

The COMFORCE shares constitute unregistered securities under the Securities Act of 1933 (the "Act"). As a result of ARTRA's former involvement in the operations and management of COMFORCE, ARTRA was considered an "affiliate" of COMFORCE under the Act, and because of this, the number of shares that ARTRA could sell without registration under the Act within any three-month period was limited. For the reasons set forth below, the Company believes that an exemption from registration under Rule 144(k) promulgated under the Act is now available to it, and therefore the limitations under Rule 144 on the number of restricted shares that ARTRA could sell within any three-month period without registrations are no longer applicable to it.

Rule 144(k) of the Act permits the sale without registration under the Act of restricted shares of an issuer that have been held in excess of three years (two years as of April 29, 1997) by persons who have not been "affiliates" of the issuer for the preceding three months. Since December 28, 1995, ARTRA, Fill-Mor and their respective officers, directors, affiliates and employees have held no managerial or executive positions with COMFORCE nor have any of the above served in the capacity of directors, nor have any of them had the right under any agreement or otherwise to serve in such capacity since December 28, 1995. Likewise, neither ARTRA, Fill-Mor nor any of the above had the right under any agreement or otherwise to serve in such capacity since December 28, 1995. Finally, since that time, neither ARTRA, Fill-Mor nor any of their respective officers, directors, affiliates and employees have had any material involvement in, nor have they been able to exercise any control over, COMFORCE, either individually or together with any other person or entity. Because of this, the Company and COMFORCE believe that ARTRA and Fill-Mor are not "affiliates" of COMFORCE and, since they have held their shares in excess of three years, qualify for the exemption under Rule 144(k) set forth above.

There can be no assurance that the Securities and Exchange Commission would concur with the Company's position. Notwithstanding this, ARTRA does not believe that its ability to sell COMFORCE shares, or eventually to realize on the value of its COMFORCE shares, will be affected in a material adverse way, although it may not be able to sell its COMFORCE shares as quickly as it could if it were to use Rule 144(k), and in any event, an attempt to sell a large number of its COMFORCE shares over a limited period could be expected to result in a reduction in the value of such shares.

The Company's operating plan for the remainder of fiscal year 1998 anticipates the sale of these marketable securities, with proceeds to be used principally to pay down Corporate debt obligations and fund working capital requirements.

In January 1996, the Company's Board of Directors approved the sale of 200,000 of ARTRA's COMFORCE common shares to certain officers, directors and key employees of ARTRA for non-interest bearing notes totaling $400,000. The notes are collateralized by the related COMFORCE common shares. Additionally, the noteholders have the right to put their COMFORCE shares back to ARTRA in full payment of the balance of their notes. Based upon the preceding factors, the Company had concluded that, for reporting purposes, it had effectively sold options to certain officers, directors and key employees to acquire 200,000 of ARTRA's COMFORCE common shares. Accordingly, in January 1996 these 200,000 COMFORCE common shares were removed from the Company's portfolio of "Available-for-sale securities" and were classified in the Company's condensed consolidated balance sheet as other receivables with an aggregate value of $400,000, based upon the value of proceeds to be received upon future exercise of the options. The disposition of these 200,000 COMFORCE common shares resulted in a gain that was deferred and will not be recognized in the Company's financial statements until the options to purchase these 200,000 COMFORCE common shares are exercised. During the three months ended June 30, 1998, options to acquire 70,750 of these COMFORCE common shares were exercised resulting in a realized gain of $267,000. During the three months ended March 31, 1998, options to acquire 14,000 of these COMFORCE common shares were exercised resulting in a realized gain of $53,000. At September 30, 1998, options to acquire 55,750 COMFORCE common shares remained unexercised and were classified in the Company's condensed consolidated balance sheet as other receivables with an aggregate value of $112,000, based upon the value of proceeds to be received upon future exercise of the options.

During the three months ended September 25, 1997, ARTRA sold 12,703 COMFORCE shares in the market for proceeds of approximately $93,000. The disposition of these 12,703 COMFORCE shares resulted in a realized gain of $115,000, with cost determined by average cost.

In June 1997, ARTRA sold 5,000 COMFORCE shares in the market for proceeds of approximately $33,000. The disposition of these 5,000 COMFORCE shares during the quarter ended September 25, 1997 resulted in a realized gain of $42,000, with cost determined by average cost.

In March 1997, a lender received 25,000 COMFORCE common shares held by ARTRA as additional consideration for a short-term loan. The disposition of these 25,000 COMFORCE common shares resulted in a realized gain of $213,000, with cost determined by average cost.


         Litigation

The Company and its subsidiaries are the defendants in various business-related litigation and environmental matters. See Note 11 to the Company's condensed consolidated financial statements. At September 30, 1998 and December 31, 1997, the Company had accrued current liabilities of $1,600,000 and $1,800,000, respectively, for potential business-related litigation and environmental liabilities. While these litigation and environmental matters involve wide ranges of potential liability, management does not believe the outcome of these matters will have a material adverse effect on the Company's financial statements. However, ARTRA may not have available funds to pay liabilities arising out of these business-related litigation and environmental matters or, in certain instances, to provide for its legal defense. ARTRA could suffer severe adverse consequences in the event of an unfavorable judgment in any of these matters.


         Net Operating Loss Carryforwards

At December 31, 1997, the Company and its subsidiaries had Federal income tax loss carryforwards of approximately $40,000,000 expiring principally in 2002 - 2013, available to be applied against future taxable income, if any. In recent years, the Company has issued shares of its common stock to repay various debt obligations, as consideration for acquisitions, to fund working capital obligations and as consideration for various other transactions. Section 382 of the Internal Revenue Code of 1986 limits a corporation's utilization of its Federal income tax loss carryforwards when certain changes in the ownership of a corporation's common stock occurs. In the opinion of management, the Company is not currently subject to such limitations regarding the utilization of its Federal income tax loss carryforwards. Should the Company continue to issue a significant number of shares of its common stock, it could trigger a limitation that would prevent it from utilizing a substantial portion of its Federal income tax loss carryforwards.


Impact of Inflation and Changing Prices

Inflation has become a less significant factor in our economy; however, to the extent permitted by competition, the Company generally passes increased costs to its customers by increasing sales prices over time.


Recently Issued Accounting Pronouncements

Effective January 1, 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income". SFAS No. 130 establishes standards for reporting comprehensive income to present a measure of all changes in equity that result from renegotiated transactions and other economic events of the period other than transactions with owners in their capacity as owners. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources and includes net income. Required changes are reported in the condensed consolidated statement of operations.

During 1997 the Financial Accounting Standards Board issued Statement of Financial Accounting SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information". In February 1998 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 132 "Employers' Disclosures about Pensions and other Postretirement Benefits. SFAS No. 131 specifies revised guidelines for determining an entity's operating segments and the type and level of financial information to be disclosed. This standard requires that management identify operating segments based on the way that management desegregates the entity for making internal operating decisions. SFAS No. 132 standardizes the disclosure requirements for pension and other postretirement benefits.

SFAS No. 131 and SFAS No. 132 are effective for the Company's fiscal year ending December 31, 1998. Management has not determined what impact these standards, when adopted, will have on the Company's financial statements.


Year 2000 Compliance

The Company has implemented an upgrade to its existing financial, sales, production and distribution software that is Year 2000 compliant. It is also conducting a comprehensive review of the balance of its computer systems to identify those processes that could be adversely affected by the Year 2000 issue and is developing an implementation plan to resolve any issue that might arise. In conducting its review, the Company is actively soliciting its suppliers and customers to assess any Year 2000 issue that might arise from the interaction of its computer systems with those of its suppliers and customers. The Year 2000 issue refers to the inability of many computer programs and systems to process accurately dates later than December 31, 1999. Unless these programs are modified to handle the century change, they will likely interpret the Year 2000 as the year 1900. The Company has not incurred any significant costs for Year 2000 compliance to date and does not expect to incur any significant additional costs to complete such compliance.

                            ARTRA GROUP INCORPORATED

                          INDEX TO FINANCIAL STATEMENTS





                                                                      Page
                                                                     Number
                                                                     ------


   Financial Statements (Unaudited)

          Condensed Consolidated Balance Sheets
            September 30, 1998 and December 31, 1997                    12

          Condensed Consolidated Statements of Operations
             Three Months and Nine Months Ended
             September 30, 1998 and September 25, 1997                  14

          Condensed Consolidated Statement of Changes
             in Shareholders' Equity (Deficit)
             Nine Months Ended September 30, 1998                       15

          Condensed Consolidated Statements of Cash Flows
             Nine Months Ended September 30, 1998
             and September 25, 1997                                     16

          Notes to Condensed Consolidated Financial Statements          17




   Pro Forma Condensed Financial Information (Unaudited):

          Pro Forma Unaudited Condensed Balance Sheet
             as of September 30, 1998                                   32

          Pro Forma Unaudited Condensed Combined Statement of
             Income for the nine months ended September 30, 1998        33

          Pro Forma Unaudited Condensed Combined Statement of
             Income for the year ended December 31, 1997                34

                    ARTRA GROUP INCORPORATED AND SUBSIDIARIES
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                   (Unaudited in thousands, except share data)


                                                    September 30,   December 31,
                                                        1998             1997
                                                    ------------    ------------

                         ASSETS
Current assets:
   Cash and equivalents                                    $160          $5,991
   Receivables, less allowance
      for doubtful accounts of
      $276 in 1998 and $275 in 1997                      10,137          10,004
   Inventories                                           16,751          15,749
   Available-for-sale securities                          8,581          12,013
   Other                                                    857             774
                                                    ------------    ------------
               Total current assets                      36,486          44,531
                                                    ------------    ------------


Property, plant and equipment                            51,059          49,491
Less accumulated depreciation and amortization           26,275          24,397
                                                    ------------    ------------
                                                         24,784          25,094
                                                    ------------    ------------

Other assets:
   Excess of cost over net assets acquired,
      net of accumulated amortization of $2,617
      in 1998 and $2,388 in 1997                          2,548           2,729
   Other                                                     83             852
                                                    ------------    ------------
                                                          2,631           3,581
                                                    ------------    ------------
                                                        $63,901         $73,206
                                                    ============    ============



The accompanying notes are an integral part of the condensed consolidated financial statements.

                    ARTRA GROUP INCORPORATED AND SUBSIDIARIES
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                   (Unaudited in thousands, except share data)


                                                 September 30,    December 31,
                                                       1998           1997
                                                 -------------    ------------

          LIABILITIES
Current liabilities:
   Notes payable, including amounts
        due to related parties of
        $2,703 in 1998 and $2,000 in 1997             $15,333         $10,726
   Current maturities of long-term debt                 4,462           4,462
   Accounts payable                                     7,162           5,841
   Accrued expenses                                     9,317          11,658
   Income taxes                                           207             324
   Redeemable preferred stock                           4,481          11,955
                                                 -------------    ------------
               Total current liabilities               40,962          44,966
                                                 -------------    ------------

Long-term debt                                         44,409          50,619
Other noncurrent liabilities                            4,670           4,675
Commitments and contingencies                             -              -

Redeemable preferred stock                              4,922           9,110


          SHAREHOLDERS' EQUITY (DEFICIT)
Common stock, no par value;
   authorized 20,000,000 shares;
   issued 8,302,110 shares in 1998
   and 8,297,810 shares in 1997                         6,227           6,223
Additional paid-in capital                             42,734          42,721
Unrealized appreciation of investments                 11,301          14,733
Receivable from related party,
   including accrued interest                             -           (12,621)
Accumulated deficit                                   (89,699)        (87,113)
                                                 -------------    ------------
                                                      (29,437)        (36,057)
Less treasury stock,
   438,332 shares in 1998
  and 80,612 shares in 1997                             1,625             107
                                                 -------------    ------------
                                                      (31,062)        (36,164)
                                                 -------------    ------------
                                                      $63,901         $73,206
                                                 =============    ============



The accompanying notes are an integral part of the condensed consolidated financial statements.

                    ARTRA GROUP INCORPORATED AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                 (Unaudited in thousands, except per share data)


                                                                    Three Months Ended                Nine Months Ended
                                                              ----------------------------------------------------------------
                                                              September 30,   September 25,     September 30,    September 25,
                                                                   1998            1997               1998            1997
                                                              -------------   -------------     -------------    -------------
Net sales                                                          $31,452         $32,325           $94,717          $92,599
                                                              -------------   -------------     -------------    -------------

Costs and expenses:
   Cost of goods sold,
     exclusive of depreciation and amortization                     25,418          26,385            77,212           74,498
   Selling, general and administrative                               3,640           4,173            11,644           12,205
   Depreciation and amortization                                       778           1,110             2,319            3,262
                                                              -------------   -------------     -------------    -------------
                                                                    29,836          31,668            91,175           89,965
                                                              -------------   -------------     -------------    -------------

Operating earnings                                                   1,616             657             3,542            2,634
                                                              -------------   -------------     -------------    -------------

Other income (expense):
   Interest expense                                                 (1,578)         (2,531)           (5,094)          (6,674)
   Amortization of debt discount                                      (164)           (675)             (493)          (2,026)
   Realized gain on disposal of
     available-for-sale securities                                       -             115               320              370
   Other income (expense), net                                          50              63               (90)             241
                                                              -------------   -------------     -------------    -------------
                                                                    (1,692)         (3,028)           (5,357)          (8,089)
                                                              -------------   -------------     -------------    -------------

Loss before income taxes and minority interest                         (76)         (2,371)           (1,815)          (5,455)
(Provision) credit for income taxes                                     (2)            194               (46)             153
Minority interest                                                     (111)            (52)             (411)            (769)
                                                              -------------   -------------     -------------    -------------
Net loss                                                              (189)         (2,229)           (2,272)          (6,071)
Dividends applicable to
  redeemable preferred stock                                           (95)           (178)             (314)            (514)
Reduction of retained earnings
  applicable to redeemable common stock                               (102)                -            (298)
                                                              -------------   -------------     -------------    -------------
Loss applicable to common shares                                      (284)         (2,509)           (2,586)          (6,883)
Other comprehensive income (loss):
   Net unrealized appreciation (depreciation)
     of investments                                                 (6,007)          2,385            (3,432)          (9,795)
                                                              -------------   -------------     -------------    -------------
Comprehensive loss                                                  (6,291)           (124)           (6,018)         (16,678)
                                                              =============   =============     =============    =============


Per share loss applicable to common shares:
    Basic                                                           ($0.04)         ($0.31)           ($0.33)          ($0.87)
                                                              =============   =============     =============    =============

    Diluted                                                         ($0.04)         ($0.31)           ($0.33)          ($0.87)
                                                              =============   =============     =============    =============


Weighted average number of shares
  of common stock outstanding:
    Basic                                                            7,864           7,921             7,899            7,882
                                                              =============   =============     =============    =============

    Diluted                                                          7,864           7,921             7,899            7,882
                                                              =============   =============     =============    =============

The accompanying notes are an integral part of the condensed consolidated financial statements.

                    ARTRA GROUP INCORPORATED AND SUBSIDIARIES
  CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)
                   (Unaudited in thousands, except share data)



                                                                                                                            Total
                                                                 Receivable Accumulated                                     Share-
                                       Common Stock   Additional    From       Other                      Treasury Stock    Holders'
                                    ------------------- Paid-in    Related  Comprehensive Accumulated   -----------------   Equity
                                      Shares   Dollars  Capital     Party      Income      (Deficit)    Shares    Dollars  (Deficit)
                                    ---------- -------  -------- ---------- ------------- ------------  -------- -------- ----------

Balance at December 31, 1997        8,297,810  $6,223   $42,721   ($12,621)      $14,733     ($87,113)   80,612    ($107) ($36,164)
                                                                                                                           --------

Comprehensive income (loss):
   Net loss                                 -       -                    -             -       (2,272)        -        -    (2,272)
   Net decrease in unrealized
    appreciation of investments             -       -         -          -        (3,432)           -         -        -    (3,432)
   Redeemable preferred
    stock dividends                         -       -         -          -             -         (314)        -        -      (314)
                                                                                                                           --------
     Comprehensive income (loss)                                                                                            (6,018)
                                                                                                                           --------

Other changes in
 shareholders' equity:
   Repurchase of common stock
    previously  issued
     to pay down short-term notes           -       -         -          -             -            -   357,720   (1,518)   (1,518)
   Net decrease in
    receivable from
    related party,
    including accrued interest              -       -         -     12,621             -            -         -       -     12,621
   Exercise of stock options            4,300       4        13          -             -            -         -       -         17
                                                                                                                           --------
     Other changes in
      shareholders' equity                                                                                                  11,120
                                                                                                                           --------

                                    ---------- -------  --------  ---------     ---------   ----------  -------- --------  --------
Balance at September 30, 1998       8,302,110  $6,227   $42,734   $      -       $11,301     ($89,699)  438,332  ($1,625) ($31,062)
                                    ========== =======  ========  =========     =========   ==========  ======== ========  ========


The accompanying notes are an integral part of the condensed consolidated financial statements.

                    ARTRA GROUP INCORPORATED AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                            (Unaudited in thousands)



                                                                         Nine Months Ended
                                                                    ----------------------------
                                                                    September 30,  September 25,
                                                                          1998         1997
                                                                       ---------    ---------
Net cash flows from operating activities                               $   1,015    $     932
                                                                       ---------    ---------

Cash flows from investing activities:
   Additions to property, plant and equipment                             (1,951)      (2,192)
   Acquisition of AB Specialty, net of deposit                              --         (1,131)
   Increase in receivable from related party                                --         (8,365)
   Proceeds from sale of COMFORCE common stock                               170          125
                                                                       ---------    ---------
Net cash flows used by investing activities                               (1,781)     (11,563)
                                                                       ---------    ---------

Cash flows from financing activities:
   Net decrease in short-term debt                                          (118)        (409)
   Proceeds from long-term borrowings                                    105,839      111,581
   Reduction of long-term debt                                          (107,817)     (98,463)
   Repurchase of common stock previously issued
      to pay down short-term notes                                        (1,518)        --
   Redemption of detachable put warrants                                  (1,420)      (1,600)
   Proceeds from exercise of stock options and warrants                       17          178
   Purchase of redeemable preferred stock                                   --           (426)
   Other                                                                     (48)        (110)
                                                                       ---------    ---------
Net cash flows from (used by) financing activities                        (5,065)      10,751
                                                                       ---------    ---------

Increase (decrease) in cash and cash equivalents                          (5,831)         120
Cash and equivalents, beginning of period                                  5,991          171
                                                                       ---------    ---------
Cash and equivalents, end of period                                    $     160    $     291
                                                                       =========    =========



Supplemental cash flow information:
 Cash paid during the period for:
  Interest                                                             $   4,714    $   5,679
  Income taxes paid, net                                                     189          177


Supplemental schedule of noncash investing
  and financing activities:
    ARTRA/BCA redeemable preferred stock
       received as payment of
       Peter Harvey advances                                              12,787         --
    Issue common stock to pay down liabilities                              --            421
    Issue common stock to pay
      redeemable common stock put obligation                                --            679




The accompanying notes are an integral part of the condensed consolidated financial statements.





                                       16



                    ARTRA GROUP INCORPORATED AND SUBSIDIARIES
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS



1.       BASIS OF PRESENTATION

ARTRA GROUP Incorporated ("ARTRA" or the "Company"), through its wholly-owned subsidiary, Bagcraft Corporation of America ("Bagcraft"), currently operates in one industry segment as a manufacturer of packaging products principally serving the food industry.

The Company's  condensed  consolidated  financial  statements are presented on a going  concern  basis,  which  contemplates  the  realization  of assets and the satisfaction  of liabilities in the normal course of business.  In recent years, the Company has suffered  recurring losses from operations and has a net capital deficiency. As a result of these factors, the Company has experienced difficulty in obtaining adequate  financing to replace certain current credit  arrangements and to fund  its debt  service  and to  satisfy  liquidity  requirements.  These factors raise  substantial  doubt about the  Company's  ability to continue as a going  concern.  The financial  statements do not include any  adjustments  that might result from the outcome of this  uncertainty.  See Note 6, Notes  Payable, and Note 7,  Long-Term  Debt,  for  further  discussion  of the status of credit arrangements and  restrictions on the ability of operating  subsidiaries to fund
ARTRA corporate  obligations.  Due to its limited  ability to receive  operating
funds  from  its   subsidiaries,   ARTRA  has  historically  met  its  operating
expenditures  with  funds  generated  by  alternative  sources,  such as private placements of ARTRA common stock and notes, sales of ARTRA common stock with put options, loans from officers/directors and private investors, as well as through sales of assets and/or other equity  infusions.  ARTRA plans to continue to seek such alternative sources of funds to meet its future operating  expenditures and its  debt  obligations  as they  mature.  If it is  unable  to meet  its  future operating  expenditures  and its debt  obligations as they mature,  ARTRA may be forced to liquidate its assets.

As discussed in Note 2, effective August 26, 1998, ARTRA and its wholly-owned subsidiary BCA Holdings, Inc. ("BCA"), entered into an agreement to sell the business assets, subject to the buyer's assumption of certain liabilities, of BCA's wholly-owned Bagcraft subsidiary. Consummation of the transaction is subject to certain conditions, including approval of ARTRA's shareholders, regulatory approval and buyer obtaining satisfactory financing.

These condensed consolidated financial statements are presented in accordance with the requirements of Form 10-Q and consequently do not include all the disclosures required in the Company's annual report on Form 10-K. In the opinion of the Company, the accompanying condensed consolidated financial statements reflect all normal recurring adjustments necessary to present fairly the financial position as of September 30, 1998, and the results of operations and changes in cash flows for the nine month periods ended September 30, 1998 and September 25, 1997. The Company's annual report on Form 10-K for the fiscal year ended December 31, 1997, as filed with the Securities and Exchange Commission, should be read in conjunction with the accompanying consolidated financial statements. The condensed consolidated balance sheet as of December 31, 1997 was derived from the audited consolidated financial statements in the Company's annual report on Form 10-K.

Reported interim results of operations are based in part on estimates that may be subject to year-end adjustments. In addition, these quarterly results of operations are not necessarily indicative of those expected for the year.

Effective  January  1,  1998,  the  Company  adopted  SFAS No.  130,  "Reporting
Comprehensive   Income".  SFAS  No.  130  establishes  standards  for  reporting comprehensive  income to present a measure of all  changes in equity that result from  renegotiated  transactions  and other economic  events of the period other than transactions with owners in their capacity as owners.  Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions  and other  events and  circumstances  from  nonowner  sources  and includes net income. Required changes are reported in the condensed consolidated statement of operations.

During the fourth quarter of 1997, the Company changed its fiscal year end to December 31. In recent years the Company had operated on a 52/53 week fiscal year ending the last Thursday of December.





                                       17


                    ARTRA GROUP INCORPORATED AND SUBSIDIARIES
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - (continued)



2.       PROPOSED SALE OF BAGCRAFT ASSETS

Effective August 26, 1998,  ARTRA and its wholly-owned  subsidiary BCA Holdings,
Inc. ("BCA"), entered into an agreement, as amended, to sell the business assets, subject to the buyer's assumption of certain liabilities, of BCA's wholly-owned Bagcraft subsidiary. Upon consummation of the transaction ARTRA and BCA will receive gross cash proceeds of $84,000,000 for the net business assets of Bagcraft and an additional $5,000,000 in cash proceeds as consideration for a Non-Competition Agreement. A substantial portion of the cash proceeds received will be used to retire or otherwise settle certain Bagcraft debt obligations, including, but not limited to Bagcraft's credit agreement as discussed in Note
7. The Company anticipates the net proceeds from the sale available to ARTRA, after the disposition of certain Bagcraft obligations noted above will be used to reduce ARTRA debt obligations and to acquire or participate in new business opportunities. Consummation of the transaction is subject to certain conditions, including approval of ARTRA's shareholders at its Annual Meeting on November 16, 1998, regulatory approval and buyer obtaining satisfactory financing.


3.       CONCENTRATION OF RISK

The accounts receivable of the Company's Bagcraft subsidiary at September 30, 1998 consist primarily of amounts due from companies in the food industry. As a result, the collectibility of these receivables is dependent, to an extent, upon the economic condition and financial stability of the food industry. Credit risk is minimized as a result of the large number and diverse nature of Bagcraft's customer base. Bagcraft's major customers include some of the largest companies in the food industry. At September 30, 1998, Bagcraft had 10 customers with accounts receivable balances that aggregated approximately 43% of the Company's total trade accounts receivable. In fiscal year 1997 no single customer accounted for 10% or more of Bagcraft's sales.


4.       INVENTORIES

Inventories  (in thousands) consist of:

                                              September 30,    December 31,
                                                   1998           1997
                                                 -------         -------


          Raw materials and supplies             $ 6,217         $ 5,901
          Work in process                            501             274
          Finished goods                          10,033           9,574
                                                 -------         -------
                                                 $16,751         $15,749
                                                 =======         =======


5.       INVESTMENT IN COMFORCE CORPORATION

At September 30, 1998 ARTRA's investment in COMFORCE  Corporation  ("COMFORCE"),
1,525,500 shares,  currently a common stock ownership  interest of approximately
10%, was classified in the Company's condensed consolidated balance sheet in current assets as "Available-for-sale securities." At September 30, 1998 the gross unrealized gain relating to ARTRA's investment in COMFORCE, reflected as a separate component of shareholders' equity, was $11,301,000.

In January 1996, the Company's Board of Directors approved the sale of 200,000 of ARTRA's COMFORCE common shares to certain officers, directors and key employees of ARTRA for non-interest bearing notes totaling $400,000. The




                                       18


                    ARTRA GROUP INCORPORATED AND SUBSIDIARIES
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - (continued)



notes are  collateralized  by the related COMFORCE common shares.  Additionally, the  noteholders  have the right to put their  COMFORCE  shares back to ARTRA in full payment of the balance of their notes.  Based upon the  preceding  factors, the Company had concluded that, for reporting purposes,  it had effectively sold options to certain  officers,  directors and key employees to acquire 200,000 of
ARTRA's  COMFORCE  common  shares.  Accordingly,  in January 1996 these  200,000
COMFORCE   common   shares  were  removed  from  the   Company's   portfolio  of
"Available-for-sale  securities" and were classified in the Company's  condensed consolidated  balance  sheet as other  receivables  with an  aggregate  value of
$400,000,  based upon the value of proceeds to be received upon future  exercise of the options. The disposition of these 200,000 COMFORCE common shares resulted in a gain  that  was  deferred  and  will  not be  recognized  in the  Company's financial statements until the options to purchase these 200,000 COMFORCE common shares are  exercised.  During the three months ended June 30, 1998,  options to acquire  70,750 of these COMFORCE  common shares were  exercised  resulting in a realized gain of $267,000. During the three months ended March 31, 1998, options to acquire 14,000 of these COMFORCE common shares were exercised  resulting in a realized gain of $53,000.  During the fourth quarter of 1997, options to acquire
59,500 of these COMFORCE  common shares were  exercised  resulting in a realized gain of $225,000.  At September  30, 1998,  options to acquire  55,750  COMFORCE common  shares  remained  unexercised  and  were  classified  in  the  Company's condensed  consolidated  balance  sheet as other  receivables  with an aggregate value of $112,000,  based upon the value of proceeds to be received  upon future exercise of the options.

During the three months ended September 25, 1997, ARTRA sold 12,703 COMFORCE shares in the market for proceeds of approximately $93,000. The disposition of these 12,703 COMFORCE shares resulted in a realized gain of $115,000, with cost determined by average cost.

In June 1997, ARTRA sold 5,000 COMFORCE shares in the market for proceeds of approximately $33,000. The disposition of these 5,000 COMFORCE shares during the quarter ended June 26, 1997 resulted in a realized gain of $42,000, with cost determined by average cost.

In March 1997, a lender received 25,000 COMFORCE common shares held by ARTRA as additional consideration for a short-term loan. The disposition of these 25,000
COMFORCE common shares resulted in a realized gain of $213,000, with cost determined by average cost.

At September 30, 1998, 1,450,000 shares of COMFORCE common stock owned by the Company and its Fill-Mor subsidiary have been pledged as collateral for various debt obligations and 75,500 shares of COMFORCE common stock owned by the Company and its Fill-Mor subsidiary remain unencumbered.


6.       NOTES PAYABLE

Notes payable (in thousands) consist of:

                                                   September 30,   December 31,
                                                       1998          1997
                                                     --------      --------

     ARTRA  12% promissory notes -
        1998 private placements                      $  5,975          --

     ARTRA  12% promissory notes -
        1997 private placements                         5,375      $ 12,850

     Amounts due to related parties,
        interest at 8.5% to 10%                         2,703         2,000

     Other, interest from 10% to 15%                    1,280           601
                                                     --------      --------
                                                       15,333        15,451
     Less ARTRA 12% promissory notes
        refinanced in January 1998                       --          (4,725)
                                                     --------      --------
                                                     $ 15,333      $ 10,726
                                                     ========      ========




                                       19


                    ARTRA GROUP INCORPORATED AND SUBSIDIARIES
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - (continued)



         Promissory Notes


         1998 Private Placement

In January  1998,  ARTRA  commenced a private  placement  of  $5,975,000  of 12%
promissory  notes  due  January  14,  1999.  As  additional   consideration  the
noteholders  received  warrants to purchase an aggregate of 119,500 ARTRA common shares at a price of $3.00 per share,  as amended.  The warrants  expire January
14, 2000. The warrantholders  have the right to put these warrants back to ARTRA at any time during a six-month  period  commencing in January 1999 and ending in
July 1999, at a price of $1.50 per share. The cost of this obligation  ($179,250 if all  warrants  are put back to the  Company)  was  accrued  in the  Company's financial statements as a charge to interest expense. In the event of a default, as defined in the note  agreements,  the promissory  notes will bear interest at
37%. The proceeds from the private  placement were used  principally to pay down other debt obligations.


         1997 Private Placements

In December  1997,  ARTRA  completed  private  placements  of  $5,375,000 of 12%
promissory  notes  due  in  December  1998.  As  additional   consideration  the
noteholders  received  warrants to purchase an aggregate of 107,500 ARTRA common shares at a price of $3.00 per  share.  The  warrants  expire  in  November  and
December 1999. The  warrantholders  have the right to put these warrants back to
ARTRA at any time during a period  commencing in December 1998 and ending in May
1999, at a price of $1.50 per share.  The cost of this  obligation  ($161,250 if all warrants are put back to the Company) was accrued in the Company's financial statements  as a charge  to  interest  expense.  In the event of a  default,  as defined in the note agreements,  the promissory notes will bear interest at 37%.
The proceeds from the private  placement were used principally to pay down other debt obligations.

In July 1997, ARTRA completed private placements of $7,475,000 of 12% promissory notes due in January 1998. As additional consideration the noteholders received warrants to purchase an aggregate of 199,311 ARTRA common shares at a price of $3.75 per share. The warrants expire in August 1999. The warrantholders have the right to put these warrants back to ARTRA at any time during a period commencing in January 1998 and ending in August 1999, at a price of $3.00 per share. The cost of this obligation ($598,000 if all warrants are put back to the Company) was amortized in the Company's financial statements as a charge to interest expense over the period July 1997 (the date of the private placement) through January 1998 (the scheduled maturity date of the notes). The proceeds from the July 1997 private placement were advanced to Peter R. Harvey as discussed in
Note 12. The July 1997 private placement notes were repaid and/or refinanced principally with proceeds of the 1998 private placement of 12% notes payable in January 1999. Private placement notes in the principal amount of $4,725,000, refinanced by the January 1998 private placement notes, classified as long-term debt at December 31, 1997 have been reclassified to current notes payable in the Company's condensed consolidated balance sheet at September 30, 1998.

The January 1998 and December 1997 private placement notes are collateralized by 900,000 shares of COMFORCE common stock owned by the Company's Fill-Mor subsidiary and by ARTRA's interest in all of the common stock of BCA (the parent of Bagcraft).


         Amounts Due To Related Parties

At September 30, 1998, ARTRA had outstanding advances from its president,  Peter
R. Harvey totaling $203,000. The advances bear interest at 8.5%. For a discussion of other transactions with Mr. Harvey see Note 12.




                                       20


                    ARTRA GROUP INCORPORATED AND SUBSIDIARIES
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - (continued)



At December 26, 1996, ARTRA had outstanding borrowings of $500,000 from an outside director of the Company evidenced by a short-term note bearing interest at 10%. As additional compensation for the loan and a December 1996 extension, the director received five year warrants to purchase an aggregate of 50,000
ARTRA common shares at a prices ranging from $5.00 to $5.875 per share. The proceeds of the loan were used for working capital.

In January 1997, ARTRA borrowed an additional $300,000 from this director evidenced by a short-term note, due December 23, 1997, bearing interest at 8%.
As additional compensation for the loan, the director received a warrant, expiring in 2002, to purchase 25,000 ARTRA common shares at a price of $5.75 per share.

In March 1997, ARTRA borrowed an additional $1,000,000 from this director evidenced by a short-term note, due May 26, 1997, bearing interest at 12%. As additional compensation, the lender received an option to purchase 25,000 shares of COMFORCE common stock, owned by the Company's Fill-Mor subsidiary, at a price of $4.00 per share. The proceeds from this loan were used in part to repay certain ARTRA debt obligations.

In April 1997, ARTRA borrowed $5,000,000 from the above director evidenced by a note, due April 20, 1998, bearing interest at 10%. The proceeds from this loan were used to repay $1,800,000 of prior borrowings from this director and pay down other ARTRA debt obligations. As additional compensation, the director received a warrant to purchase 333,333 ARTRA common shares at a price of $5.00 per share. In May 1998, the director exercised the option and put the warrant back to ARTRA for a total purchased price of $1,000,000. The cost of this obligation was amortized in the Company's financial statements as a charge to interest expense over the period April 1997 (the date of the loan) through April
1998 (the date the warrantholder first had the right to put the warrant back to ARTRA).

In June 1997,  ARTRA borrowed an additional  $1,000,000  from the above director evidenced  by a note,  due  December  10,  1997,  bearing  interest  at 12%.  As additional  compensation,  the  director  received a warrant to purchase  40,000
ARTRA common  shares at a price of $5.00 per share.  The  warrantholder  has the right to put this warrant  back to ARTRA at any time during the period  December
10, 1997 to June 10, 1999, for a total  purchase  price of $80,000.  The cost of this obligation was amortized in the Company's financial  statements as a charge to interest expense over the period June 10, 1997 (the date of the loan) through
December 10, 1997 (the date the  warrantholder  has the right to put the warrant back to ARTRA).  The  proceeds  from this loan were used to pay down other ARTRA debt obligations.

In July 1997, borrowings from this lender were reduced to $3,000,000 with proceeds advanced to ARTRA from a Bagcraft term loan as discussed in Note 7. In
December 1997 borrowings from this lender were reduced to $2,000,000 with proceeds from other short-term borrowings.

In April 1998, the $2,000,000 in outstanding  borrowings from the above director was extended by a new note, currently due on demand, bearing interest at 10%. As additional  compensation,  the  director  received a warrant to purchase  50,000
ARTRA common shares at a price of $3.25 per share.

In August 1998,  ARTRA  borrowed an additional  $500,000 from the above director evidenced  by a note,  due  December  20,  1998,  bearing  interest  at 15%.  As additional  compensation,  the  director  received a warrant to purchase  20,000
ARTRA common shares at a price of $3.94 per share.

The borrowings from this director are collaterallized by a secondary interest in all of the common stock of BCA (the parent of Bagcraft).


         Other

At September 30, 1998 and December 31, 1997, ARTRA also had outstanding short-term borrowings from other unrelated parties aggregating $251,000 and $601,000, with interest rates varying between 10% and 12%.



                                       21


                    ARTRA GROUP INCORPORATED AND SUBSIDIARIES
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - (continued)



In April 1998 the Company and its Fill-Mor subsidiary entered into a margin loan agreement with a financial institution which provided for borrowings of $1,000,000, with interest at 8.5%. Borrowings under the loan agreement are collateralized by 490,000 shares of COMFORCE common stock owned by the Company's
Fill-Mor subsidiary. The proceeds of the loan were used for working capital.

In October 1997 a lender agreed to accept 357,720 ARTRA common shares in payment of the principal amount of approximately $1,500,000 due on certain demand notes.
In January 1998 the lender returned the 357,720 ARTRA common shares to the Company for cash consideration of approximately $1,500,000.


7.       LONG-TERM DEBT

Long-term debt (in thousands) consists of:


                                                    September 30,  December 31,
                                                         1998        1997
                                                       --------    --------

  Bagcraft:
    Credit Agreement:
      Term Loan A,
        interest at the lender's
        index rate plus .25%                           $ 19,100    $ 20,000

      Term Loan B,
        interest at the lender's
        index rate plus .75%                              4,962       5,000

      Term Loan C,
        interest at the lender's
        index rate plus 1%                                7,444       7,500

      Revolving credit loan,
        interest at the lender's index rate              11,463       9,313

      Unamortized discount                                 (932)     (1,425)

    City of Baxter Springs, Kansas loan agreements,
        interest at varying rates                         6,834       9,968
                                                       --------    --------
                                                         48,871      50,356
  ARTRA 12% promissory notes
    refinanced in January 1998                             --         4,725
                                                       --------    --------
                                                         48,871      55,081
    Current scheduled maturities                         (4,462)     (4,462)
                                                       --------    --------
                                                       $ 44,409    $ 50,619
                                                       ========    ========



         Bagcraft

Bagcraft  entered  into a credit  agreement,  dated as of December 17, 1993 (the
"Credit Agreement") that initially provided for a revolving credit loan and two separate term loans.

In December 1996, the Credit Agreement was amended and restated whereby, among other things, the maturity date of the Credit Agreement was extended to September 30, 2002 and certain loan covenants were amended. Term Loan A and Term
Loan B, as previously defined in the Credit Agreement were consolidated into a new $20,000,000 term loan with interest at the lender's index rate plus .25%.
Principal payments under the term loan were modified to provide for annual principal payments (payable in quarterly installments) in the amount of $2,000,000 in 1997 through 1999; $3,000,000 in 2000 and 2001; and $8,000,000 in
2002. The amended and restated Credit Agreement reduced the interest on the revolving credit loan to the lender's index rate and also provided for a $3,000,000 capital expenditures line of credit with interest at the lender's index rate plus .25%.




                                       22


                    ARTRA GROUP INCORPORATED AND SUBSIDIARIES
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - (continued)



The amount available to Bagcraft under the revolving credit loan is subject to a borrowing base, as defined in the Credit Agreement, up to a maximum of $18,000,000. At September 30, 1998 and December 31, 1997, approximately
$7,150,000 and $4,400,000, respectively, was available and unused by Bagcraft under the revolving credit loan. Borrowings under the revolving credit loan are payable upon maturity of the Credit Agreement, unless accelerated under terms of the Credit Agreement. At September 30, 1998 and December 31, 1997, the interest rate on the revolving credit loan was 8.5%.

Borrowings under the Credit Agreement are collateralized by the common stock and substantially all of the assets of Bagcraft. The Credit Agreement, as amended, contains various restrictive covenants, that among other restrictions, require
Bagcraft to maintain minimum levels of tangible net worth and liquidity levels, and limit future capital expenditures and restricts additional loans, dividend payments and payments to related parties. In addition, the Credit Agreement prohibits changes in ownership of Bagcraft. At September 30, 1998 Bagcraft was in compliance with the provisions of its Credit Agreement.

Effective May 5, 1997, the Credit Agreement was amended to provide for a $5,000,000 term loan (Term Loan B) with interest at the lender's index rate plus
 .75%. The proceeds of Term Loan B were advanced to ARTRA under terms of an intercompany note payable to Bagcraft. ARTRA used the proceeds of this loan to repay certain ARTRA debt obligations.

Effective July 17, 1997, the Credit Agreement was amended to provide for a $7,500,000 term loan (Term Loan C) with interest at the lender's index rate plus
1%. The proceeds of Term Loan C were advanced to ARTRA under terms of an intercompany note payable to Bagcraft. ARTRA used the proceeds of this loan to repay certain ARTRA debt obligations.

Effective February 27, 1998, the Credit Agreement was amended and restated whereby, among other things, certain loan covenants were amended and payments under the Term Loans were modified to provide for annual principal payments
(payable in quarterly installments) as follows:

         Term Loan A - $1,200,000  in 1998;  $1,800,000  in 1999;  $5,500,000 in
                       2000 and 2001; and $6,000,000 in 2002.
         Term Loan B - $50,000 in 1998 - 2002; and $4,750,000 in 2003.
         Term Loan C - $75,000 in 1998 - 2003; and $7,050,000 in 2004.


Amounts outstanding under the Credit Agreement were reflected in current maturities and long-term debt at December 31, 1997 according to terms of these amended maturities.

As additional compensation for borrowings under the Credit Agreement, in December 1993, the lender received a detachable warrant ("Warrant"), originally expiring in December 1998, allowing the holder to purchase up to 10% of the fully diluted common equity of Bagcraft at a nominal value. The determination of the repurchase price of the Warrant is to be based on the Warrant's pro rata share of the highest of book value, appraised value or market value of Bagcraft.
In connection with the February 1, 1996 amendment to the Credit Agreement, the warrant agreement was amended to permit the holder to purchase 13% of the fully diluted common equity of Bagcraft at the original nominal purchase price and to extend the expiration date to December 17, 1999. In January 1997, in accordance with the December 1996 amendment to the Credit Agreement, Bagcraft repurchased
50% of the Warrant (6.5% of the fully diluted common equity of Bagcraft) for $1,500,000. The warrant has been subsequently amended, most recently in accordance with the February 27, 1998 amendment to the Credit Agreement, to permit the holder to purchase 13% of the fully diluted common equity of Bagcraft at the original nominal purchase price and to extend the warrant's expiration date to February 27, 2003. Under certain conditions Bagcraft is required to repurchase the Warrant from the lender.

In March  1994  Bagcraft  and the City of Baxter  Springs,  Kansas  completed  a
$12,500,000 financing package associated with the construction of a new 265,000 sq. ft. production facility in Baxter Springs, Kansas. The financing package, funded by a combination of Federal, state and local funds, consists of the





                                       23


                    ARTRA GROUP INCORPORATED AND SUBSIDIARIES
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - (continued)



following  loan  agreements  payable by Bagcraft  directly to the City of Baxter
Springs:

         A $7,000,000 promissory note payable in ten installments of $700,000 due annually on July 21 of each year beginning in 1995 through maturity on July 21, 2004. Interest, at varying rates from 4.6% to 6.6%, is payable semi-annually. At September 30, 1998 and December 31, 1997,
         Bagcraft had outstanding borrowings of $4,200,000 and $4,900,000, respectively, under this loan agreement.

         A  $5,000,000   subordinated   promissory   note  payable  as  follows:
         $2,425,000  due  June  30,  1998;  and  $2,425,000  due  in  1999.  The
         subordinated  promissory  note  is  non-interest  bearing,  subject  to certain repayment  provisions as defined in the agreement (as amended).
         At September 30, 1998 and December 31, 1997,  Bagcraft had  outstanding borrowings of $2,425,000 and $4,850,000,  respectively, under this loan agreement.

         Two separate $250,000 subordinated promissory notes payable in varying installments through January 20, 2025. The subordinated promissory notes are non-interest bearing, subject to certain repayment provisions as defined in the agreement. At September 30, 1998 and December 31, 1997, Bagcraft had outstanding borrowings of $209,000 and $218,000, respectively, under this loan agreement.


Borrowings under the above loan agreements are collateralized by a first lien on the land and building at the Baxter Springs, Kansas production facility and by a second lien on certain machinery and equipment. Under certain circumstances, repayment of the borrowings under the above loan agreements is subordinated to the repayment of obligations under Bagcraft's Credit Agreement.


         ARTRA

As discussed in Note 6, $7,475,000 of ARTRA 12% promissory  notes due in January
1998 were repaid and/or refinanced principally with proceeds of a 1998 private placement of 12% notes payable in January 1999. Private placement notes in the principal amount of $4,725,000, refinanced by the January 1998 private placement notes and classified as long-term debt at December 31, 1997, have been reclassified to current notes payable in the Company's condensed consolidated balance sheet at September 30, 1998.




















                                       24


                    ARTRA GROUP INCORPORATED AND SUBSIDIARIES
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - (continued)



The common stock and virtually all the assets of the Company and its Bagcraft subsidiary have been pledged as collateral for borrowings under various loan agreements. Under certain debt agreements the Company is limited in the amounts it can withdraw from its operating subsidiaries.


8.       REDEEMABLE PREFERRED STOCK

         Redeemable preferred stock (in thousands) consists of:
                                                                     September 30,  December 31,
                                                                           1998          1997
                                                                         -------       -------
     Currently payable:
         Bagcraft redeemable preferred stock originally issued
           to a related party, $.01 par value, 13.5% cumulative;
           including accumulated dividends; redeemable on demand
           with a liquidation preference equal to $100 per share;
           issued 8,650 shares                                           $ 2,212       $ 2,124

         BCA Holdings preferred stock, Series B,
           $1.00 par value, 6% cumulative,
           including accumulated dividends;
           redeemable on demand with a liquidation preference
           of $1,000 per share; issued and outstanding
           1,675.79 shares in 1998 and 7,847.79 shares in 1997             2,269         9,831
                                                                         -------       -------
                                                                         $ 4,481       $11,955
                                                                         =======       =======

     Noncurrent:
         ARTRA redeemable preferred stock, Series A,
           $1,000 par value, 6% cumulative payment-in-kind,
           including accumulated dividends,  net of
           unamortized discount of $290 in 1998 and 859 in 1997;
           redeemable March 1, 2000 at $1,000 per share
           plus accrued dividends;
           authorized 2,000,000 shares all series;
           issued and outstanding 1,849.34 shares in
           1998 and 3,583.62 shares in 1997                              $ 2,761       $ 4,799



         BCA Holdings preferred stock, Series A,
           $1.00 par  value, 6% cumulative,
           including accumulated dividends;
           liquidation preference of $1,000 per share;
           10,000 shares authorized; issued and outstanding
           1,672.15 shares in 1998 and 3,456.18 shares in 1997             2,161         4,311
                                                                         -------       -------
                                                                         $ 4,922       $ 9,110
                                                                         =======       =======


In March 1990, as partial consideration for the acquisition of Bagcraft, ARTRA issued 3,750 shares of $1,000 par value junior non-convertible payment-in-kind redeemable Series A Preferred Stock with an estimated fair value of $1,012,000, net of unamortized discount of $2,738,000.

As discussed in Note 12, effective January 31, 1998, Peter R. Harvey exchanged 1,734.28 shares of ARTRA Series A redeemable preferred stock as partial consideration to retire advances from ARTRA totaling $12,787,000.

                    ARTRA GROUP INCORPORATED AND SUBSIDIARIES
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - (continued)



The Series A Preferred Stock accrues dividends at the rate of 6% per annum and is redeemable by ARTRA on March 1, 2000 at a price of $1,000 per share plus accrued dividends. Accumulated dividends of $1,202,000 and $2,074,000 were accrued at September 30, 1998 and December 31, 1997, respectively.


         Bagcraft/BCA Holdings

During 1992 and 1993, in exchange for cash consideration of $3,675,000, a former related party received 3,675 shares of BCA Series A preferred stock having a liquidation value of $3,675,000. Accumulated dividends of $489,000 and $854,000 were accrued at September 30, 1998 and December 31, 1997, respectively.

In 1987, Bagcraft issued to a former related $5,000,000 of preferred stock (50,000 shares of 13.5% cumulative, redeemable preferred stock with a liquidation preference equal to $100 per share) redeemable by Bagcraft in 1997 at a price of $100 per share plus accrued dividends. Dividends, which accrue and are payable semiannually on June 1 and December 1 of each year, are reflected in the Company's consolidated statement of operations as minority interest. The holder has agreed to forego dividend payments as long as such payments are prohibited by Bagcraft's lenders. Accumulated dividends of $1,318,000 and $1,259,000 were accrued at September 30, 1998 and December 31, 1997, respectively. The Bagcraft preferred stock was originally scheduled to be redeemable on June 1, 1997 and is currently redeemable on demand.

Effective February 15, 1996, BCA, Bagcraft and a former related party entered into an agreement to exchange certain preferred stock between the Companies. Per terms of the exchange agreement BCA issued 8,135 shares of BCA Series B preferred stock (13.5% cumulative, redeemable preferred stock with a liquidation preference equal to $1,000 per share, or a total carrying value of $8,135,000) to the former related party in exchange for 41,350 shares of Bagcraft redeemable preferred stock.

The BCA Series B preferred stock was originally scheduled to be redeemable on June 1, 1997 and is currently redeemable on demand. Accumulated dividends of $593,000 and $1,984,000 were accrued at September 30, 1998 and December 31, 1997, respectively.

As discussed in Note 12, effective January 31, 1998, Peter R. Harvey exchanged 1,784.03 shares of BCA Series A redeemable preferred stock and 6,172.00 shares of BCA Series B redeemable preferred stock as partial consideration to retire advances from ARTRA totaling $12,787,000.


9.       INCOME TAXES

No income tax benefit was recognized in connection with the Company's 1998 and 1997 pre-tax losses due to the Company's tax loss carryforwards and the uncertainty of future taxable income.

At December 31, 1997, the Company and its subsidiaries had Federal income tax loss carryforwards of approximately $40,000,000 expiring principally in 2002 - 2013, available to be applied against future taxable income, if any. In recent years, the Company has issued shares of its common stock to repay various debt obligations, as consideration for acquisitions, to fund working capital obligations and as consideration for various other transactions. Section 382 of the Internal Revenue Code of 1986 limits a corporation's utilization of its Federal income tax loss carryforwards when certain changes in the ownership of a corporation's common stock occurs. In the opinion of management, the Company is not currently subject to such limitations regarding the utilization of its Federal income tax loss carryforwards. Should the Company continue to issue a significant number of shares of its common stock, it could trigger a limitation that would prevent it from utilizing a substantial portion of its Federal income tax loss carryforwards.

                    ARTRA GROUP INCORPORATED AND SUBSIDIARIES
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - (continued)



10.      EARNINGS PER SHARE

Effective December 31, 1997, the Company adopted SFAS No. 128, "Earnings per Share". Adoption of this pronouncement, which was applied to prior periods presented, did not have a material impact on the Company's financial statements.

Basic earnings (loss) per share is computed by dividing the income available to common shareholders, net earnings (loss), less redeemable preferred stock dividends and redeemable common stock accretion, by the weighted average number of shares of common stock outstanding during each period.

Diluted earnings (loss) per share is computed by dividing the income available to common shareholders, net earnings (loss), less redeemable preferred stock dividends and redeemable common stock accretion, by the weighted average number of shares of common stock and common stock equivalents (stock options and warrants), unless anti-dilutive, during each period.

Earnings (loss) per share for the nine months ended September 30, 1998 and September 25, 1997 was computed as follows (in thousands, except per share amounts):

                                                                       Nine Months Ended       Nine Months Ended
                                                                       September 30, 1998     September 25, 1997
                                                                      --------------------    -------------------
                                                                        Basic     Diluted      Basic     Diluted
                                                                      --------    --------    -------    -------

AVERAGE  SHARES OUTSTANDING:
     Weighted average shares outstanding                                 7,899       7,899      7,882      7,882
     Common stock equivalents  (options/warrants)                         --          --         --         --
                                                                      --------    --------    -------    -------
     Weighted average number of shares and  equivalent
       shares of common stock outstanding during the period              7,899       7,899      7,882      7,882
                                                                      ========    ========    =======    =======

EARNINGS (LOSS):
     Net  loss                                                        $ (2,272)   $ (2,272)   $(6,071)   $(6,071)
     Dividends applicable to redeemable preferred stock                   (314)       (314)      (514)      (514)
     Redeemable common stock accretion                                    --          --         (298)      (298)
                                                                      --------    --------    -------    -------
     Loss applicable to common shareholders                           $ (2,586)   $ (2,586)   $(6,883)   $(6,883)
                                                                      ========    ========    =======    =======

PER SHARE AMOUNTS:
     Net loss applicable to common shares                             $   (.33)   $   (.33)   $  (.87)   $  (.87)
                                                                      ========    ========    =======    =======

                    ARTRA GROUP INCORPORATED AND SUBSIDIARIES
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - (continued)



11.      LITIGATION

The Company and its subsidiaries are the defendants in various business-related litigation and environmental matters. At September 30, 1998 and December 31, 1997, the Company had accrued current liabilities of $1,600,000 and $1,800,000, respectively, for potential business-related litigation and environmental liabilities. While these litigation and environmental matters involve wide ranges of potential liability, management does not believe the outcome of these matters will have a material adverse effect on the Company's financial statements. However, ARTRA may not have available funds to pay liabilities arising out of these business-related litigation and environmental matters or, in certain instances, to provide for its legal defense. ARTRA could suffer severe adverse consequences in the event of an unfavorable judgment in any of these matters.

In November, 1993, ARTRA filed suit in the Circuit Court of the Eighteenth Judicial Circuit for the state of Illinois against Salomon Brothers, Inc., Salomon Brothers Holding Company, Inc., Charles K. Bobrinskoy, Michael J. Zimmerman (collectively, "Salomon Defendants"), D.P. Kelly & Associates, L.P., ("DPK"), Donald P. Kelly ("Kelly Defendants" along with DPK), James F. Massey and William Rifkind relating to the acquisition of Envirodyne Industries, Inc. in 1989 by Emerald Acquisition Corp.

Effective December 31, 1997, the above parties reached a settlement agreement and all pending litigation was dismissed. ARTRA recognized a gain from the settlement agreement of $10,416,000, net of related legal fees and other expenses.

In January, 1985 the United States Environmental Protection Agency ("EPA") notified the Company's Bagcraft subsidiary that it was a potentially responsible party ("PRP") under the Comprehensive Environmental Responsibility Compensation and Liability Act ("CERCLA") for alleged release of hazardous substances at the Cross Brothers site near Kankakee, Illinois. Although Bagcraft has denied liability for the site, it has entered into a settlement agreement with the EPA, along with the other third party defendants, to resolve all claims associated with the site except for state claims. In May 1994 Bagcraft paid $850,000 to formally extinguish the EPA claim. In September 1989, Bagcraft was served with a complaint filed by the State of Illinois against seventeen parties for alleged involvement with the Cross Brothers site. The complaint alleged Bagcraft was responsible for the costs of cleanup incurred and to be incurred. Although Bagcraft has denied liability for the site, it has entered into a settlement agreement with the State, along with the other potential responsible parties, to resolve all claims associated with the site. In July 1997 Bagcraft paid approximately $150,000 to formally extinguish the state claim.

Bagcraft had been notified by the EPA that it may have been a potentially responsible party for the disposal of hazardous substances at the Ninth Avenue site in Gary, Indiana. In October 1997 Bagcraft paid $40,000 to formally extinguish this claim.

Bagcraft's Chicago facility has also been the subject of allegations that it violated laws and regulations associated with the Clean Air Act. The facility has numerous sources of air emissions of volatile organic materials ("VOMs") associated with its printing operations and is required to maintain and comply with permits and emissions regulations with regard to each of these emission sources.

In November of 1995, the EPA issued a Notice of Violation ("NOV") against Bagcraft's Chicago facility alleging numerous violations of the Clean Air Act and related regulations. In May 1998 Bagcraft paid $170,000 to formally extinguish this claim.

Bagcraft reported a release associated with solvent tanks located in a vault at its Chicago manufacturing facility. After seeking approval from the Illinois Environmental Protection Agency ("IEPA"), Bagcraft installed and is currently operating a soil vapor gas extraction system designed to achieve remedial objectives which the IEPA has determined to be appropriate to the site. Bagcraft has since received a No Further Recommendation Letter from the IEPA.

                    ARTRA GROUP INCORPORATED AND SUBSIDIARIES
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - (continued)



In April 1994, the EPA notified the Company that it was a potentially responsible party for the disposal of hazardous substances (principally waste oil) at a disposal site in Palmer, Massachusetts generated by a manufacturing facility formerly operated by the Clearshield Plastics Division ("Clearshield") of Harvel Industries, Inc. ("Harvel"), a majority owned subsidiary of ARTRA. In 1985, Harvel was merged into ARTRA's Fill-Mor subsidiary. This site has been included on the EPA's National Priorities List. In February 1983, Harvel sold the assets of Clearshield to Envirodyne. The alleged waste disposal occurred in 1977 and 1978, at which time Harvel was a majority-owned subsidiary of ARTRA. In May 1994, Envirodyne and its Clearshield National, Inc. subsidiary sued ARTRA for indemnification in connection with this proceeding. The cost of clean-up at the Palmer, Massachusetts site has been estimated to be approximately $7 million according to proofs of claim filed in the adversary proceeding. A committee formed by the named potentially responsible parties has estimated the liability respecting the activities of Clearshield to be $400,000. ARTRA has not made any independent investigation of the amount of its potential liability and no assurances can be given that it will not substantially exceed $400,000.

In a case titled Sherwin-Williams Company v. ARTRA GROUP Incorporated, filed in 1991 in the United States District Court for Maryland, Sherwin-Williams Company ("Sherwin-Williams") brought suit against ARTRA and other former owners of a paint manufacturing facility in Baltimore, Maryland for recovery of costs of investigation and clean-up of hazardous substances which were stored, disposed of or otherwise released at this manufacturing facility. This facility was owned by Baltimore Paint and Chemical Company, formerly a subsidiary of ARTRA from 1969 to 1980. Sherwin-William's current projection of the cost of clean-up is approximately $5 to $6 million. The Company has filed counterclaims against Sherwin-Williams and cross claims against other former owners of the property. The Company also is vigorously defending this action and has raised numerous defenses. Currently, the case is in its early stages of discovery and the Company cannot determine what, if any, its liability may be in this matter.

ARTRA was named as a defendant in United States v. Chevron Chemical Company brought in the United States District Court for the Central District of California respecting Operating Industries, Inc. site in Monterey Park, California. This site is included on the EPA's National Priorities List. ARTRA's involvement stemmed from the alleged disposal of hazardous substances by The Synkoloid Company ("Synkoloid") subsidiary of Baltimore Paint and Chemical Company, which was formerly owned by ARTRA. Synkoloid manufactured spackling paste, wall coatings and related products, certain of which generated hazardous substances as a by-product of the manufacturing process. ARTRA entered into a consent decree with the EPA in which it agreed to pay $85,000 for one phase of the clean-up costs for this site; however, ARTRA defaulted on its payment obligation. ARTRA is presently unable to estimate the total potential liability for clean-up costs at this site, which clean-up is expected to continue for a number of years. The consent decree, even if it had been honored by ARTRA, was not intended to release ARTRA from liability for costs associated with other phases of the clean-up at this site. The Company is presently unable determine what, if any, additional liability it may incur in this matter.

Several cases have arisen from ARTRA's purchase of Dutch Boy Paints which owned a facility in Chicago which it purchased from NL Industries. In a case titled City of Chicago v. NL Industries, Inc. and ARTRA GROUP Incorporated, filed in the Circuit Court of Cook County, Illinois, the City of Chicago brought a nuisance action and alleged that ARTRA (and NL Industries, Inc.) had improperly stored, discarded and disposed of hazardous substances at the Dutch Boy site, and that ARTRA had conveyed the site to Goodwill Industries to avoid clean-up costs. At the time the suit was filed, the City of Chicago claimed that it would cost $1,000,000 to remediate the site.

ARTRA and NL Industries, Inc. have counter sued each other and have filed third party actions against the subsequent owners of the property. The Company is presently unable to determine its liability, if any, in connection with this case. The parties were conducting discovery but the case was stayed pending the resolution of the EPA action described below.

In 1986, in a case titled People of the State of Illinois v. NL Industries, Inc., ARTRA GROUP Incorporated, et al., the Cook County State's attorney filed suit seeking response costs in excess of $2,000,000 and treble punitive damages for costs expended by IEPA in remediating contamination at the Dutch Boy site, alleging that all former owners contributed to the

                    ARTRA GROUP INCORPORATED AND SUBSIDIARIES
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - (continued)



contamination. In 1989, the Circuit Court dismissed the action, holding that the state had failed to exhaust its administrative procedures. In 1992, this holding was reversed by the Illinois Supreme Court. In 1996, the Illinois Appellate Court affirmed the District Court's decision to dismiss the case based on lack of due diligence on the part of the State of Illinois. The State of Illinois has filed a Petition for Rehearing which was granted. The Company is presently unable to determine ARTRA's liability, if any, in connection with this case.

On November 17, 1995, the EPA issued letters to ARTRA, NL Industries and others alleging that they were potentially responsible parties with respect to releases at the Dutch Boy facility in Chicago and demanding that they remediate the site. NL Industries entered into a consent decree with EPA in which it agreed to remediate the site. The Company is presently unable to determine its liability, if any, in connection with this case.


12.      RELATED PARTY TRANSACTIONS

ARTRA had total advances due from its president, Peter R. Harvey, of which $18,226,000 remained outstanding at December 31, 1997, before the offset of such advances as discussed below. A $7,500,000 July 1997 advance, as discussed below, provided for interest at 12%. The remaining advances of $10,726,000 at December 30, 1997 provided for interest at the prime rate plus 2% (10.5% at December 31, 1997). This receivable from Peter R. Harvey had been classified as a reduction of common shareholders' equity.

Commencing January 1, 1993 to date, interest on the advances to Peter R. Harvey had been accrued and fully reserved.

In July 1997, ARTRA advanced an additional $7,500,000 to Peter R. Harvey. Mr. Harvey provided ARTRA with additional collateral for his advances consisting of
652.285 shares of ARTRA redeemable preferred stock (a 18.2% interest at December 31, 1997), 1,784.02 shares of BCA Series A redeemable preferred stock (a 51.6% interest at December 31, 1997) and 6,488.8 shares of BCA Series B redeemable preferred stock (a 82.7% interest at December 31, 1997). These ARTRA and BCA redeemable preferred shares were pledged by ARTRA as partial collateral for the July 1997 private placement of ARTRA promissory notes that funded the advance to Mr. Harvey. As of December 31, 1997, this additional collateral had a carrying value in ARTRA's consolidated balance sheet of approximately $11,200,000. The advances were funded with the proceeds from the July 1997 private placement of ARTRA notes as discussed in Note 6.

As collateral for amounts due from Peter R. Harvey, in prior years the Company had received the pledge of 1,523 shares of ARTRA redeemable preferred stock (a 42.5% interest at December 31, 1997, with a carrying value in ARTRA's consolidated balance sheet of approximately $2,000,000) which are owned by Mr. Harvey. In addition, Mr. Harvey had pledged a 25% interest in Industrial Communication Company (a private company). Such interest was valued by Mr. Harvey at $800,000 to $1,000,000. During 1995, Peter R. Harvey entered into a pledge agreement with ARTRA whereby Mr. Harvey pledged additional collateral consisting of 42,067 shares of ARTRA common stock and 707,281 shares of Pure Tech International, Inc., a publicly traded corporation. Per terms of a February 1996 discharge of bank indebtedness, ARTRA received additional collateral from Mr. Harvey consisting of a $2,150,000 security interest in certain real estate, subordinated to the bank's $850,000 security interest in this real estate. In March 1997, the bank sold its interest in Mr. Harvey's note and the related collateral to a private investor. ARTRA retained its $2,150,000 security interest the real estate, subordinated to the noteholder's $850,000 security interest in this real estate.

Peter R. Harvey had received only nominal compensation for his services as an officer or director of ARTRA or any of its subsidiaries for the period October 1990 through December 1997. Additionally, Mr. Harvey had agreed not to accept any compensation for his services as an officer or director of ARTRA or any of its subsidiaries until his obligations to ARTRA, described above, were fully satisfied. Additionally, since December 31, 1986, Peter R. Harvey has guaranteed in excess of $100,000,000 of ARTRA obligations to private and institutional lenders, and has also incurred significant expenses on behalf of ARTRA in defending ARTRA against certain litigation.

                    ARTRA GROUP INCORPORATED AND SUBSIDIARIES
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - (continued)



In March 1998, ARTRA's Board of Directors ratified a proposal to settle Mr. Harvey's advances as follows:

          Effective December 31, 1997, Mr. Harvey's net advances from ARTRA were offset by $2,816,000 ($5,605,000 net of interest accrued and reserved for the period 1993 - 1997) to $12,621,000. This offset of Mr. Harvey's advances represented a combination of compensation for prior year guarantees of ARTRA obligations to private and institutional lenders, compensation in excess of the nominal amounts Mr. Harvey received for the years 1995 - 1997 and reimbursement for expenses incurred to defend ARTRA against certain litigation.

          Effective January 31, 1998, Mr. Harvey's remaining advances totaling $12,787,000 were paid with consideration consisting of the following ARTRA/BCA preferred stock held by Mr. Harvey:


                                                                  Face Value
                                                                     Plus
                               Security                        Accrued Dividends
   ------------------------------------------------------      -----------------
   ARTRA redeemable preferred stock, 1,734.28 shares             $   2,751,000
   BCA Holdings Series A preferred stock, 1,784.029 shares           2,234,000
   BCA Holdings Series B preferred stock,  6,172 shares              7,802,000
                                                                 -------------
                                                                 $  12,787,000
                                                                 =============


Commencing in April 1998 Mr. Harvey made advances to ARTRA of which $203,000 was outstanding at September 30, 1998. The advances bear interest at 8.5%. For a discussion of Mr. Harvey's advances and certain other related party debt obligations see Note 6.

                    ARTRA GROUP INCORPORATED AND SUBSIDIARIES
                 PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                               September 30, 1998
                            (Unaudited in Thousands)

                                                                        Less
                                                                       Bagcraft
                                                                      Net Assets      Pro Forma
                                                       Historical        Sold         Adjustments       Pro Forma
                                                      -----------     ----------     -------------    ------------
                                                                         (A)
CURRENT ASSETS
   Cash and equivalents                                     $160                       $89,000 (B)         $9,831
                                                                                       (52,015)(C)
                                                                                        (7,652)(D)
                                                                                       (15,232)(F)
                                                                                        (4,430)(G)

   Receivables, net                                       10,137        ($9,990)                              147
   Inventories,net                                        16,751        (16,751)                              -
   Available-for-sale securities                           8,581                                            8,581
   Other                                                     857           (328)          (230)(E)            299
                                                      -----------                                      -----------
      Total current assets                                36,486                                           18,858
                                                      -----------                                      -----------
Property,plant & equip, net                               24,784        (24,784)                              -
Excess of cost over net assets acquired, net               2,548                        (2,548)(E)            -


Other                                                         83                           (83)(E)            -
                                                      -----------    -----------    -----------        -----------
                                                         $63,901       ($51,853)        $6,810            $18,858
                                                      ===========    ===========    ===========        ===========

CURRENT LIABILITIES
   Notes payable                                         $15,333                      ($15,082)(F)           $251
   Current maturities of L-T debt                          4,462                        (4,462)(C)            -
   Accounts payable                                        7,162         (7,122)                               40
                                                                                          (150)(F)
   Accrued liabilities                                     9,317         (4,114)         2,000 (H)          7,053

   Income taxes payable                                      207             47          1,700 (H)          1,954

                                                                                        (2,269)(G)
   Redeemable preferred stock                              4,481                        (2,212)(C)            -
                                                      -----------                                      -----------
                                                          40,962                                            9,298
                                                      -----------                                      -----------

Long-term debt                                            44,409                       (44,409)(C)            -

Other noncurrent liabilities                               4,670                        (4,670)(D)            -

Redeemable preferred stock                                 4,922                        (2,161)(G)          2,761

Equity (Deficit)                                         (31,062)                       37,861 (H)          6,799
                                                      -----------    -----------    -----------        -----------
                                                         $63,901       ($11,189)      ($33,854)           $18,858
                                                      ===========    ===========    ===========        ===========

Adjustments to the pro forma balance sheet consist of:
     (A)  Net Bagcraft assets purchased by buyer.
     (B) Gross proceeds received from sale of Bagcraft net assets and related non-compete agreement.
     (C) Pay off Bagcraft outstanding debt and redeemable preferred stock obligations.
     (D)  Pay off Bagcraft liabilities not assumed by buyer.
     (E)  Write-off miscellaneous assets not purchased by buyer.
     (F) Pay down ARTRA Corporate short-term borrowings with proceeds from sale.
     (G)  Pay off BCA Holdings redeemable preferred stock obligations.
     (H)  Gain on sale of Bagcraft net assets.

                    ARTRA GROUP INCORPORATED AND SUBSIDIARIES
            PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                      NINE MONTHS ENDED SEPTEMBER 30, 1998
                            (Unaudited in Thousands)

                                                                                  Less         Pro Forma
                                                             Historical         Bagcraft      Adjustments        Pro Forma
                                                            -----------       -----------     -----------        -----------
                                                                                   (A)
Net sales                                                      $94,717          ($94,717)                           $  -
                                                            -----------       -----------                        -----------

Costs and expenses:
   Cost of goods sold,
     exclusive of depreciation and amortization                 77,212           (77,212)                              -
   Selling, general and administrative                          11,644            (9,953)                             1,691
   Depreciation and amortization                                 2,319            (2,319)                              -
                                                            -----------       -----------                        -----------
                                                                91,175           (89,484)                             1,691
                                                            -----------       -----------                        -----------
Operating earnings (loss)                                        3,542            (5,233)                            (1,691)
                                                            -----------       -----------                        -----------

Other income (expense):
   Interest expense                                             (5,094)            2,300          $1,300 (B)         (1,494)
   Amortization of debt discount                                  (493)              493                               -
   Realized gain on disposal of
     available-for-sale securities                                 320                                                  320
   Other income (expense), net                                     (90)               15                                (75)
                                                            -----------       -----------                        -----------
                                                                (5,357)            2,808                             (1,249)
                                                            -----------       -----------                        -----------

Loss from continuing operations before
  income taxes and minority interest                            (1,815)           (2,425)                            (2,940)
Provision for income taxes                                         (46)                                                 (46)
Minority interest                                                 (411)               88             323 (C)            -
                                                            -----------       -----------     -----------        -----------
Loss from continuing operations                                 (2,272)           (2,337)         $1,623            ($2,986)
                                                            ===========       ===========     ===========        ===========

Per share loss from continuing operations
  applicable to common shares:
    Basic                                                       ($0.33)                                              ($0.38)
                                                            ===========                                          ===========

    Diluted                                                     ($0.33)                                              ($0.38)
                                                            ===========                                          ===========

Weighted average number of shares
  of common stock outstanding:
    Basic                                                        7,899                                                7,899
                                                            ===========                                          ===========

    Diluted                                                      7,899                                                7,899
                                                            ===========                                          ===========

Adjustments to the pro forma statement of operations consist of:
     (A)  Reflect Bagacraft as a discontinued operation.
     (B) Reduction of interest expense due to the assumed paydown of Corporate notes payable.
     (C) Reverse minority interest representing dividends accrued on BCA Holdings redeemable preferred stock obligations paid off with proceeds from sale of Bagcraft net assets.

                    ARTRA GROUP INCORPORATED AND SUBSIDIARIES
            PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
              YEAR ENDED DECEMBER 31, 1997 (Unaudited in Thousands)

                                                                                  Less         Pro Forma
                                                             Historical         Bagcraft      Adjustments        Pro Forma
                                                            -----------       -----------     -----------        -----------
                                                                                   (A)
Net sales                                                     $125,027         ($125,027)                        $      -
                                                            -----------       -----------                        -----------

Costs and expenses:
   Cost of goods sold,
     exclusive of depreciation and amortization                101,527          (101,527)                               -
   Selling, general and administrative                          19,548           (13,840)                             5,708
   Depreciation and amortization                                 4,364            (4,357)                                 7
                                                            -----------       -----------                        -----------
                                                               125,439          (119,724)                             5,715
                                                            -----------       -----------                        -----------

Operating earnings (loss)                                         (412)           (5,303)                            (5,715)
                                                            -----------       -----------                        -----------

Other income (expense):
   Interest expense                                             (9,308)            3,130          $1,700 (B)         (4,478)
   Amortization of debt discount                                (2,702)            2,702                                -
   Realized gain on disposal of
     available-for-sale securities                               2,531                                                2,531
   Litigation settlement                                        10,416                                               10,416
   Other income (expense), net                                   1,338            (1,326)                                12
                                                            -----------       -----------                        -----------
                                                                 2,275             4,506                               8,481
                                                            -----------       -----------                        -----------


Earnings (loss) from continuing operations before
  income taxes and minority interest                             1,863              (797)                             2,766
Provision for income taxes                                          19               (19)                               -
Minority interest                                               (1,109)              117             992 (C)            -
                                                            -----------       -----------     -----------        -----------
                                                                  $773             ($699)          $2,692            $2,766
                                                            ===========       ===========     ===========        ===========


Per share earnings (loss) from continuing operations
  applicable to common shares:
    Basic                                                       ($0.04)                                                $0.19
                                                            ===========                                          ===========

    Diluted                                                     ($0.04)                                                $0.18
                                                            ===========                                          ===========


Weighted average number of shares
  of common stock outstanding:
    Basic                                                        7,970                                                7,970
                                                            ===========                                          ===========

    Diluted                                                      7,970                                                8,093
                                                            ===========                                          ===========

Adjustments to the pro forma statement of operations consist of:
     (A)  Reflect Bagacraft as a discontinued operation.
     (B) Reduction of interest expense due to the assumed paydown of Corporate notes payable.
     (C) Reverse minority interest representing dividends accrued on BCA Holdings redeemable preferred stock obligations paid off with proceeds from sale of Bagcraft net assets.